UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

Morphic Holding, Inc.

(Name of Subject Company)

Morphic Holding, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

61775R105

(CUSIP Number of Class of Securities)

Praveen P. Tipirneni

Chief Executive Officer

Morphic Holding, Inc.

35 Gatehouse Drive, A2

Waltham, MA 02451

(781) 996-0955

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert A. Freedman, Esq.

Effie Toshav, Esq.

Julia Forbess, Esq.

Douglas N. Cogen, Esq.

David K. Michaels, Esq.

Victoria A. Lupu, Esq.

Fenwick & West LLP

555 California Street, 12th Floor

San Francisco, CA 94104

(415) 875-2300

William D. DeVaul, Esq. General Counsel and Secretary Morphic Holding, Inc. 35 Gatehouse Drive, A2 Waltham, MA 02451 (781) 996-0955

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

“Morphic,” “Morphic Therapeutic,” the Morphic logo, and all product names are registered trademarks in the United States. Solely for convenience, the trademarks and tradenames referred to in this Schedule 14D-9 appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that Morphic Holding, Inc. will not assert, to the fullest extent under applicable law, Morphic Holding, Inc.’s rights, or the rights of the applicable licensor, to trademarks and tradenames.

Item 1. Subject Company Information

Name and Address

The name of the subject company is Morphic Holding, Inc., a Delaware corporation (the “Company” or “Morphic”). The address of the Company’s principal executive office is 35 Gatehouse Drive, A2, Waltham, Massachusetts, 02451. The telephone number of the Company’s principal executive office is (781) 996-0955.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.0001 per share (the “Shares”). As of the close of business on July  12, 2024, there were 50,221,010 Shares issued and outstanding.

Item 2. Identity and Background of Filing Person

Name and Address

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth under the section entitled “Item 1. Subject Company Information—Name and Address.”

Tender Offer

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Rainier Acquisition Corporation, a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), to purchase all of the issued and outstanding Shares at a purchase price of $57.00 per Share (the “Offer Price”), net to the stockholder in cash, without interest thereon and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of July 19, 2024 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”). The Offer is being made pursuant to an Agreement and Plan of Merger, dated July 7, 2024, by and among the Company, Lilly and Purchaser (as it may be amended from time to time, the “Merger Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

Consummation of the Offer is subject to various conditions set forth in the Merger Agreement, including: (i) a majority of Shares then outstanding being validly tendered and not validly withdrawn in the Offer; (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (iii) the accuracy of the Company’s representations and warranties contained in the Merger Agreement (except, generally, for any inaccuracies that have not had a Company Material Adverse Effect (as defined in the Merger Agreement)); (iv) the Company’s performance in all material respects of its obligations under the Merger Agreement; and (v) the other conditions set forth in Exhibit A to the Merger Agreement. There is no financing condition to the Offer or the Merger. The Offer is described in a Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Purchaser and Lilly with the U.S. Securities and Exchange Commission (the “SEC”) on July 19, 2024.

Following consummation of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly-owned subsidiary of Lilly. This merger is referred to herein as the

“Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, is referred to herein as the “Transactions.” At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by the Company or any wholly-owned subsidiary of the Company immediately prior to the Effective Time, (ii) Shares owned by Lilly, Purchaser or any other subsidiary of Lilly at the commencement of the Offer and owned by Lilly, Purchaser or any other subsidiary of Lilly immediately prior to the Effective Time, (iii) Shares irrevocably accepted for purchase in the Offer or (iv) Shares that are held by stockholders who are entitled to demand and properly demand appraisal for such Shares pursuant to and in compliance in all respects with Section 262 of the DGCL (“Section 262”) and do not fail to perfect or otherwise waive, withdraw or lose their rights to such appraisal with respect to such Shares under the DGCL (the Shares described in this clause (iv),the “Dissenting Shares”)) will automatically be converted into the right to receive the Offer Price in cash and without interest, from Purchaser (the “Merger Consideration”), subject to any applicable tax withholding.

The Merger Agreement provides that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger if, among other things, the number of Shares irrevocably accepted for payment by Purchaser in connection with the Offer of a number of Shares that, when taken together with the Shares otherwise owned by Lilly, Purchaser or any other subsidiary of Lilly, equals at least such percentage of the Shares that would be required to adopt the Merger Agreement at a meeting of stockholders. In the case of the Company, this will be a number of Shares that, when added to the Shares, if any, owned by Lilly, Purchaser and any other subsidiary of Lilly represents one Share more than 50% of the number of Shares that are issued and outstanding immediately prior to the Effective Time. If the Merger is effected pursuant to Section 251(h) of the DGCL, no vote of the stockholders of the Company will be required to consummate the Merger.

The Company does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. The Merger will be effected as soon as practicable following Purchaser’s acceptance for payment of the Shares validly tendered and not validly withdrawn in the Offer (the date and time of acceptance for payment, the “Offer Acceptance Time”). At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by the Company or any wholly-owned subsidiary of the Company immediately prior to the Effective Time, (ii) Shares owned by Lilly, Purchaser or any other subsidiary of Lilly at the commencement of the Offer and owned by Lilly, Purchaser or any other subsidiary of Lilly immediately prior to the Effective Time, (iii) Shares irrevocably accepted for purchase in the Offer or (iv) the Dissenting Shares) will automatically be converted into the right to receive the Merger Consideration, subject to any applicable tax withholding. A description of the treatment of the Company’s stock options and restricted stock units is set forth under the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Effect of the Offer and the Merger Agreement on Morphic Equity Incentive Plans, Morphic Equity Compensation Awards and the ESPP.”

Purchaser expressly reserves the right (but is not obligated) at any time and from time to time, in its sole discretion, to (i) waive, in whole or in part, any condition of the Offer, (ii) increase the Offer Price or (iii) modify or amend the terms of the Offer in any manner not inconsistent with the terms of the Merger Agreement, except that without the Company’s prior written approval, Purchaser will not, and Lilly will not permit Purchaser to, (i) reduce the number of Shares subject to the Offer (other than an adjustment made pursuant to the terms of the Merger Agreement); (ii) reduce the Offer Price (other than an adjustment made pursuant to the terms of the Merger Agreement); (iii) waive, amend or modify either of the Minimum Tender Condition (as defined in the Merger Agreement) or the condition that the Merger Agreement shall not have been validly terminated in accordance with its terms prior to the closing of the Offer; (iv) add conditions to the Offer or impose any other conditions on the Offer or amend, modify or supplement any conditions to the Offer in any manner adverse to the holders of Shares; (v) except as otherwise provided in the Merger Agreement, terminate (unless the Merger Agreement has been validly terminated in accordance with the terms of the Merger Agreement), extend or otherwise amend or modify the expiration date of the Offer; (vi) change the form or terms of consideration payable in the Offer; (vii) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to holders of Shares; or (viii) provide any “subsequent offering period” in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”).

Purchaser commenced (within the meaning of Rule 14d-2 under the Exchange Act) the Offer on July 19, 2024. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire at one minute past 11:59 P.M., Eastern Time, on August 15, 2024 (the “Expiration Time”), unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which case the term “Expiration Time” means such subsequent time on such subsequent date. If at the scheduled Expiration Time any of the conditions to the Offer, other than solely (i) the Minimum Tender Condition and (ii) any such conditions that by their nature are to be satisfied at the expiration of the Offer, have not been satisfied or waived, Purchaser will, and Lilly will cause Purchaser to, extend the Offer for one or more consecutive increments of not more than five Business Days (as defined in the Merger Agreement) each (or such longer period as Lilly and the Company may agree), until such time as such conditions have been satisfied or waived (irrespective of whether the Minimum Tender Condition has been satisfied). Purchaser will, and Lilly will cause Purchaser to, extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or The Nasdaq Stock Market LLC, in each case, that are applicable to the Offer. In addition, if, at the scheduled Expiration Time, each condition to the Offer (other than the Minimum Tender Condition and any such conditions that by their nature are to be satisfied at the expiration of the Offer) has been satisfied or waived and the Minimum Tender Condition has not been satisfied, Purchaser may elect to (and if so requested by the Company, Purchaser will, and Lilly will cause Purchaser to) extend the Offer for one or more consecutive increments of such duration as requested by the Company (or if not so requested by the Company, as determined by Lilly) but not more than five Business Days each (or for such longer period as may be agreed to by Lilly and the Company), provided that the Company will not request Purchaser to, and Lilly will not be required to cause Purchaser to, so extend the Offer on more than four occasions. In no event will Purchaser be required to so extend the Offer beyond one minute past 11:59 P.M., Eastern Time, on November 4, 2024 (the “Outside Date”), provided that, if on the Outside Date (i) the Regulatory Condition (as defined in the Merger Agreement) or (ii) the Legal Restraints Condition (as defined in the Merger Agreement) (in the case of (ii), solely with respect to a Legal Restraint (as defined in the Merger Agreement) relating to antitrust laws) will not have been satisfied or waived by Lilly or Purchaser (other than conditions that by their nature are to be satisfied at the Offer Acceptance Time, each of which is then capable of being satisfied), then the Outside Date will automatically be extended by a period of 90 days; provided that if on such extended Outside Date (i) the Regulatory Condition or (ii) the Legal Restraints Condition (in the case of (ii), solely with respect to a Legal Restraint relating to antitrust laws) will not have been satisfied or waived by Lilly or Purchaser (other than conditions that by their nature are to be satisfied at the Offer Acceptance Time, each of which is then capable of being satisfied), then such extended Outside Date will automatically be extended by a period of 90 days.

For the reasons described in more detail below, the board of directors of the Company (the “Board”) recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer. These reasons are set forth under the section entitled “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation—Reasons for the Recommendation of the Board.”

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal as well as the full text of the Merger Agreement. Copies of the Merger Agreement, the Offer to Purchase and the Form of Letter of Transmittal are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9. Copies of certain letters distributed by Lilly in connection with the Offer as well as Lilly’s Summary Advertisement published in The Wall Street Journal are filed as Exhibits (a)(1)(C), (a)(1)(D) and (a)(1)(E), respectively, to this Schedule 14D-9.

As set forth in the Schedule TO, the principal executive offices of Lilly and Purchaser are located at c/o Eli Lilly and Company, Lilly Corporate Center, Indianapolis, Indiana 46285. The business telephone number for each of Lilly and Purchaser is (317) 276-2000.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including the Merger Agreement) and this Schedule 14D-9 (including referenced documents), can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Lilly or Purchaser or their respective executive officers, directors or affiliates, on the other hand. The Board was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Relationship with Lilly and Purchaser

Merger Agreement

On July 7, 2024, the Company, Lilly and Purchaser entered into the Merger Agreement. Section 11 of the Offer to Purchase, which contains a summary of the material provisions of the Merger Agreement, and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase, which contains a description of the conditions of the Offer, are each incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

On December 30, 2020, Lilly and Morphic Therapeutic, Inc. (“Morphic Therapeutic”) entered into a confidentiality agreement, as amended by the First Amendment to Confidentiality Agreement, dated December 16, 2021, between Lilly and Morphic Therapeutic, the Second Amendment to Confidentiality Agreement, dated December 13, 2022, between Lilly and Morphic Therapeutic, the Third Amendment to Confidentiality Agreement, dated August 24, 2023, among Lilly, Morphic Therapeutic and the Company, and the Fourth Amendment to Confidentiality Agreement, dated April 23, 2024, among Lilly, Morphic Therapeutic and the Company (collectively and as so amended, the “Confidentiality Agreement”), pursuant to which Lilly, the Company and Morphic Therapeutic agreed to, until April 23, 2030, use the disclosing party’s confidential information only for the purpose of pursuing and evaluating a potential business or scientific relationship in connection with integrin targeted therapies between the parties to the Confidentiality Agreement, and not to disclose the disclosing party’s confidential information to any third party without the disclosing party’s express prior written consent, subject to certain exceptions. The Confidentiality Agreement includes a customary standstill provision for the benefit of the Company that expires on April 23, 2025 and permits Lilly to, among other things, have private communication with, or make a private offer or proposal to, the Board or the Company’s Chief Executive Officer during the standstill period. In addition, the standstill provision automatically terminates if at any time during the standstill period (i) a third party commences a tender or exchange offer for at least 50% of the outstanding Shares and the Board does not publicly recommend that the stockholders of the Company reject such offer within 10 business days of the commencement thereof or (ii) the Company announces that it has entered into a definitive agreement with a third party with respect to a possible business combination in which the Company’s stockholders immediately prior to such business combination would retain or receive voting securities which would constitute immediately following such business combination less than 50% of the combined voting power of the voting securities of the entity surviving the business combination or the ultimate parent company of such entity.

This summary and description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(3)(A) to this Schedule 14D-9, the First Amendment to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(3)(B) to this Schedule 14D-9, the Second Amendment to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(3)(C) to this Schedule 14D-9, the Third Amendment to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(3)(D) to this Schedule 14D-9, and the Fourth Amendment to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(3)(E) to this Schedule 14D-9, each of which is incorporated herein by reference.

Exclusivity Agreement

On June 25, 2024, Lilly and the Company entered into an exclusivity agreement (the “Exclusivity Agreement”), which provided for exclusive negotiations between Lilly and the Company until the earlier of (i) 11:59 P.M., Eastern Time, on July 11, 2024, (ii) the execution and delivery of a definitive transaction agreement between Lilly and the Company providing for a proposed transaction and (iii) such time, if any, as Lilly may propose a per share amount to be paid to the stockholders of the Company in a proposed transaction of less than $57.00 per Share.

The foregoing summary and description of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exclusivity Agreement, a copy of which is filed as Exhibit (e)(14) to this Schedule 14D-9 and is incorporated herein by reference.

Tender and Support Agreements

Concurrently with entry into the Merger Agreement, Lilly and Purchaser entered into a (i) Tender and Support Agreement (as it may be amended from time to time, the “Springer Tender and Support Agreement”), dated as of July 7, 2024, with Timothy Springer, Chafen Lu, Springer-Lu Family 2004 Irrevocable Trust dated March 29, 2004 FBO – Kayla, Springer-Lu Family 2004 Irrevocable Trust dated March 29, 2004 FBO – Minerva and TAS Partners LLC (collectively, the “Springer Supporting Stockholders”), (ii) Tender and Support Agreement (as it may be amended from time to time, the “Tipirneni Tender and Support Agreement”), dated as of July 7, 2024, with Praveen Tipirneni and The Praveen Tipirneni Irrevocable Trust of 2019 (together, the “Tipirneni Supporting Stockholders”), and (iii) Tender and Support Agreement (as it may be amended from time to time, the “Polaris Tender and Support Agreement,” and, collectively with the Springer Tender and Support Agreement and the Tipirneni Tender and Support Agreement, the “Tender and Support Agreements”), dated as of July 7, 2024, with Amir Nashat, Polaris Partners VII, L.P. and Polaris Entrepreneurs Fund VII, L.P. (collectively, the “Polaris Supporting Stockholders,” and, collectively with the Springer Supporting Stockholders and the Tipirneni Supporting Stockholders, the “Supporting Stockholders”), pursuant to which each Supporting Stockholder agreed, among other things, (i) to tender all of the Shares held by such Supporting Stockholder in the Offer, subject to certain exceptions (including the valid termination of the Merger Agreement), (ii) to vote against other proposals to acquire the Company and (iii) to certain other restrictions on its ability to take actions with respect to the Company and its Shares. Collectively, as of July 3, 2024, the Supporting Stockholders beneficially owned approximately 20.5% of the outstanding Shares. Lilly and Purchaser have expressly disclaimed beneficial ownership of all Shares covered by the Tender and Support Agreements.

The Tender and Support Agreements provide that, no later than 10 business days after the commencement of the Offer, each Supporting Stockholder will tender into the Offer, and not withdraw, all outstanding Shares (other than Shares issuable pursuant to Morphic Stock Options held by the Supporting Stockholder that are not exercised during the Support Period (as defined below)) each Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) as of the date of the Tender and Support Agreements or that the Supporting Stockholders acquire record ownership or beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of after such date during the Support Period (collectively, the “Subject Shares”).

During the period from July 7, 2024 until the termination of the Tender and Support Agreements (the “Support Period”), each Supporting Stockholder has agreed, in connection with any annual or special meeting of the stockholders of the Company, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the Company’s stockholders, in each case to the fullest extent that such Supporting Stockholders’ Subject Shares (other than Shares issuable pursuant to Morphic Stock Options held by the Supporting Stockholder that are not exercised during the Support Period) are entitled to vote thereon or consent thereto, to (i) appear at each such meeting or otherwise cause all such Subject Shares to be counted as present thereat for purposes of determining a quorum and (ii) be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to all of its Subject Shares, (x) against any Company Takeover Proposal (as defined below) (other than the Merger), (y) against any change in membership of the Board that is not recommended or approved by the Board and (z) against any other proposed action, agreement or transaction involving the Company that would reasonably be expected to impede, interfere with, delay, postpone, adversely affect, or prevent the consummation of the Offer, the Merger or the other Transactions. “Company Takeover Proposal” means any inquiry, proposal or offer from any person or group (other than Lilly and its subsidiaries) relating to (i) any direct or indirect acquisition or purchase (including by license, partnership, collaboration, distribution, disposition or revenue-sharing arrangement), in a single transaction or a series of related transactions, of (x) 20% or more (based on the fair market value thereof, as determined by the Board) of the assets of the Company and the Company’s subsidiaries, taken as a whole, or (y) 20% or more of the aggregate voting power of the capital stock of the Company; (ii) any tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving the Company that, if consummated, would result in any person or group (or the stockholders of any person) beneficially owning, directly or indirectly, 20% or more of the aggregate voting power of the capital stock of the Company or of the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity, other than, in each case, the Transactions; or (iii) any combination of the foregoing.

During the Support Period, each Supporting Stockholder has further agreed not to, directly or indirectly, (i) create or permit to exist any lien, other than certain permitted liens, on any of such Supporting Stockholder’s Subject Shares, (ii) transfer, sell (including short sell), assign, gift, hedge, pledge, grant a participation interest in, hypothecate or otherwise dispose of, or enter into any derivative arrangement with respect to (collectively, “Transfer”) any of such Supporting Stockholder’s Subject Shares, or any right or interest therein (or consent to any of the foregoing), (iii) enter into any contract with respect to any Transfer of such Supporting Stockholder’s Subject Shares or any interest therein, (iv) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent in or with respect to any of such Supporting Stockholder’s Subject Shares, (v) deposit or permit the deposit of any of such Supporting Stockholder’s Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of such Supporting Stockholder’s Subject Shares, or (vi) take or permit any other action that would in any way restrict, limit, impede, delay or interfere with the performance of, and compliance with, such Supporting Stockholder’s obligations under the applicable Tender and Support Agreement in any material respect, otherwise make any representation or warranty of such Supporting Stockholder therein untrue or incorrect, or have the effect of preventing or disabling such Supporting Stockholder from performing, and complying with, any of its obligations under the applicable Tender and Support Agreement. The restrictions on Transfer are subject to certain customary exceptions.

During the Support Period, each Supporting Stockholder, solely in its capacity as a stockholder of the Company, will not, and will cause its representatives not to, directly or indirectly (i) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of providing information or taking any other action) any inquiries, proposals or offers, or the making of any submission or announcement of any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to any Company Takeover Proposal, (ii) directly or indirectly engage in, enter into or participate in any discussions or negotiations with any person regarding, or furnish to any person any information or afford access to the business, properties, assets, books or records of the Company to, or take any other action to assist, knowingly facilitate or knowingly encourage any effort by any person, in each case in connection with or in response to any inquiry, offer or proposal that constitutes, or could reasonably be expected to lead to any Company Takeover Proposal (subject to certain exceptions), (iii) enter into any agreement in principle, letter of intent, term sheet, merger agreement, purchase agreement, acquisition agreement, option agreement or other similar instrument relating to any Company Takeover Proposal, (iv) knowingly encourage or recommend any other holder of Shares to vote against the Merger or to not tender Shares into the Offer or (v) resolve or agree to do any of the foregoing. The Tender and Support Agreements provide that the Supporting Stockholders’ obligations thereunder are solely in their respective capacities as stockholders of the Company, and not, if applicable, in such Supporting Stockholders’ capacity as a director, officer or employee of the Company, and that nothing in the Tender and Support Agreements in any way restricts a director or officer of the Company in the taking of any actions (or failures to act) in his or her capacity as a director or officer of the Company, or in the exercise of his or her fiduciary duties as a director or officer of the Company.

Each Tender and Support Agreement will terminate automatically with respect to the applicable Supporting Stockholder upon the first to occur of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the termination of such Tender and Support Agreement by written notice of termination from Lilly to the applicable Supporting Stockholders or (iv) the date on which any amendment or change to the Merger Agreement or the Offer that is effected without the applicable Supporting Stockholders’ consent that decreases the amount, or changes the form, of consideration payable to all stockholders of the Company pursuant to the terms of the Merger Agreement.

This summary and description of the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Tender and Support Agreements, copies of which are filed as Exhibits (e)(2)(A),(e)(2)(B) and (e)(2)(C) to this Schedule 14D-9 and are incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company

Overview

In considering the recommendation of the Board set forth under the section entitled “Item 4. The Solicitation or Recommendation—Recommendation of the Board,” the Company’s stockholders should be aware that certain of the Company’s executive officers and directors may be considered to have interests in the Transactions that may be different from, or in addition to, those of the Company’s stockholders generally. The Board was aware of these interests and considered them, along with other matters, in evaluating and approving the Merger Agreement and the Transactions and recommending that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and its executive officers or directors that relate to the Transactions. As described below under the section entitled “—Background of the Merger Agreement; Reasons for the Recommendation—Reasons for the Recommendation of the Board,” at the outset of discussions regarding a transaction between the Company and Lilly, the Board was aware of director Dr. Nisha Nanda’s relationship with Lilly and requested that Dr. Nanda recuse herself from Board matters concerning Lilly. Dr. Nanda recused herself from all such matters, including from attending all Board meetings related to the Transactions or strategic alternatives considered by the Board, and from participating in the deliberations or vote to approve the Transactions. The following summaries are qualified in their entirety by reference to (i) the Merger Agreement; (ii) the Company’s 2018 Stock Incentive Plan (the “2018 Plan”), the Company’s Amended and Restated 2019 Equity Incentive Plan (the “2019 Plan”), the Company’s 2019 Employee Stock Purchase Plan (the “ESPP”) and the Company’s 2024 Equity Inducement Plan (the “Inducement Plan” and, together with the 2018 Plan and the 2019 Plan, the “Morphic Equity Incentive Plans”); (iii) the award agreements governing the Morphic Equity Compensation Awards (as defined below) held by the Company’s executive officers and directors; and (iv) the change in control and severance agreements with the Company’s executive officers (collectively, the “Change in

Control and Severance Agreements”). For further information with respect to the arrangements between the Company and its executive officers, see the information set forth under the section entitled “—Arrangements with Current Executive Officers and Directors of the Company—Golden Parachute Compensation.” The 2018 Plan and the forms of award agreements thereunder, the 2019 Plan and the forms of award agreements thereunder, the ESPP, the Inducement Plan and the forms of award agreements thereunder, and the form of Change in Control and Severance Agreement are filed as Exhibits (e)(4) through (e)(10) to this Schedule 14D-9 and are incorporated herein by reference.

Consideration for Shares Tendered Pursuant to the Offer

Under the terms of the Merger Agreement, the Company’s executive officers and directors would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of the Company. As of July 12, 2024, the executive officers and directors of the Company named in the “Table of Share-Related Payments” below beneficially owned, directly or indirectly, in the aggregate, 10,618,473 Shares (excluding for this purpose Shares underlying outstanding Morphic Stock Options (as defined below) and Shares underlying outstanding Morphic RSUs (as defined below) (collectively, the “Morphic Equity Compensation Awards”), which are set forth separately in the “Table of Equity Compensation-Related Payments” below). If the Company’s executive officers and directors were to tender all 10,618,473 Shares beneficially owned, directly or indirectly, by them as of July 12, 2024 for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then such executive officers and directors would receive, in aggregate, approximately $605.3 million in cash pursuant to the Offer, before deduction of applicable withholding taxes and without interest. As indicated below, to the knowledge of the Company, each of the Company’s executive officers and directors currently intends to tender all of his or her Shares in the Offer.

The following table sets forth the consideration that each executive officer and director of the Company and, in certain cases, certain of his or her respective affiliates would be entitled to receive in respect of outstanding Shares beneficially owned by him, her or it as of the close of business on July 12, 2024 (which, for clarity, excludes Shares underlying the Morphic Equity Compensation Awards), assuming such individual and, if applicable, such affiliates were to tender all of his, her or its outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser. These numbers do not reflect any future Share issuances or dispositions that may occur between the close of business on July 12, 2024 and the Effective Time.

Table of Share-Related Payments

Name	Number of Shares (#)	Total Offer Price Payable for Shares ($)
Executive Officers:
Praveen P. Tipirneni, M.D.	656,934	37,445,238
Bruce Rogers, Ph.D.	149,883	8,543,331
Marc Schegerin, M.D.	37,907	2,160,699
William D. DeVaul, Esq.	23,029	1,312,653
Robert E. Farrell, Jr., CPA	13,781	785,517
Simon Cooper, M.B.B.S.	—	—
Non-Employee Directors:
Norbert Bischofberger, Ph.D.	—	—
Joseph P. Slattery, CPA	9,066	516,762
Timothy A. Springer, Ph.D.	7,634,184	435,148,488
Gustav Christensen	100,517	5,729,469
Susannah Gray	—	—
Amir Nashat	1,990,796	113,475,372
Nisha Nanda, Ph.D.	—	—
Martin Edwards	2,376	135,432

Effect of the Offer and the Merger Agreement on the Morphic Equity Incentive Plans, Morphic Equity Compensation Awards and the ESPP

The discussion below describes the treatment of the Morphic Equity Compensation Awards without regard to any change in control benefits with respect thereto, which change in control benefits are discussed separately below in the sections entitled “—Agreements or Arrangements with Executive Officers of Morphic” and “—Agreements or Arrangements with Directors of Morphic.”

Morphic Equity Incentive Plans

The Morphic Equity Incentive Plans will be terminated at the Effective Time and will not be assumed by Lilly.

Treatment of Morphic Stock Options

Immediately prior to the Effective Time, each stock option to purchase shares of the Company’s common stock granted under a Morphic Equity Incentive Plan (other than rights under the ESPP) that is then outstanding but not then vested or exercisable (collectively, the “Morphic Stock Options”) will become immediately vested and exercisable in full and, at the Effective Time, each Morphic Stock Option that is then outstanding will be canceled and the holder thereof will be entitled to receive an amount in cash without interest, less any applicable tax withholding, equal to the product obtained by multiplying (i) the excess, if any, of the Merger Consideration over the exercise price per Share underlying such Morphic Stock Option by (ii) the number of Shares underlying such stock option (such amount, the “Option Cash Consideration”). Any such Morphic Stock Option that has an exercise price that equals or exceeds the Merger Consideration will be canceled for no consideration. Lilly will cause the Surviving Corporation (as defined below) to pay the Option Cash Consideration at or reasonably promptly after the Effective Time (but in no event later than five Business Days after the Effective Time).

Treatment of Morphic RSUs

Immediately prior to the Effective Time, each restricted stock unit of the Company granted under a Morphic Equity Incentive Plan (collectively, the “Morphic RSUs”) that is then outstanding but not then vested will become immediately vested in full. At the Effective Time, each Morphic RSU that is then outstanding will be cancelled and the holder thereof will be entitled to receive an amount in cash, without interest, less any applicable tax withholding, equal to the product obtained by multiplying (i) the Merger Consideration by (ii) the number of Shares underlying such Morphic RSU (such amount, the “RSU Cash Consideration”). Lilly will cause the Surviving Corporation to pay the RSU Cash Consideration at or reasonably promptly after the Effective Time (but in no event later than five Business Days after the Effective Time) or at such later date as required under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”).

Table of Equity Compensation-Related Payments

The following table sets forth the estimated cash amounts that each current executive officer and current non-employee director of the Company would be eligible to receive (before deduction of applicable withholding taxes) in connection with the Merger with regard to (i) the number of vested and unvested Morphic Stock Options held by each such executive officer or non-employee director and (ii) the number of unvested Morphic RSUs held by each such executive officer, in the cases of each of clauses (i) and (ii), as of July 12, 2024. As noted above, all then unvested outstanding Morphic Stock Options and Morphic RSUs will be accelerated immediately prior to the Effective Time. As of July 12, 2024, none of the Company’s executive officers or directors held any vested and unsettled Morphic RSUs.

The estimated cash values in the table below are based on the Offer Price of $57.00 per Share. The table also assumes that the number of vested and unvested outstanding Morphic Equity Compensation Awards held by each executive officer and non-employee director of the Company at the Effective Time will equal the number of vested and unvested Morphic Equity Compensation Awards that were outstanding as of July 12, 2024, the latest practicable date to determine such amounts before the filing of this Schedule 14D-9. Accordingly, these numbers do not reflect any exercises, forfeitures or additional vesting that may occur between July 12, 2024 and the Effective Time.

Table of Equity Compensation-Related Payments

	Vested Morphic Stock Options		Unvested Morphic Stock Options		Unvested Morphic RSUs
Name	Number of Underlying Shares(1)	Option Cash Consideration Payable($)(2)	Number of Underlying Shares(3)	Option Cash Consideration Payable($)(4)	Number of Underlying Shares(5)	RSU Cash Consideration Payable($)(6)	Total Option Cash Consideration and RSU Cash Consideration, Payable($)(7)
Executive Officers:
Praveen P. Tipirneni, M.D.	1,135,843	37,946,693	413,497	10,053,294	250,300	14,267,100	62,267,087
Bruce Rogers, Ph.D.	514,325	11,541,592	238,389	6,145,676	141,615	8,072,055	25,759,323
Marc Schegerin, M.D.	395,532	4,355,609	218,444	5,557,161	139,205	7,934,685	17,847,455
William D. DeVaul, Esq.	431,208	12,184,842	134,859	3,367,233	83,750	4,773,750	20,325,825
Robert E. Farrell, Jr., CPA	363,138	7,932,996	161,792	4,101,250	107,365	6,119,805	18,154,051
Simon Cooper, M.B.B.S.	—	—	170,000	4,001,800	21,000	1,197,000	5,198,800
Non-Employee Directors:
Norbert Bischofberger, Ph.D.	75,973	1,993,674	23,168	613,489	—	—	2,607,163
Joseph P. Slattery, CPA	75,700	1,993,674	23,168	613,489	—	—	2,607,163
Timothy A. Springer, Ph.D.	170,369	5,920,035	23,168	613,489	—	—	6,533,524
Gustav Christensen	75,235	1,993,674	23,168	613,489	—	—	2,607,163
Susannah Gray	48,196	605,085	23,168	613,489	—	—	1,218,574
Amir Nashat	75,995	1,993,674	23,168	613,489	—	—	2,607,163
Nisha Nanda, Ph.D.	46,558	588,725	24,872	614,682	—	—	1,203,407
Martin Edwards	64,081	1,201,194	23,168	613,489	—	—	1,814,683

(1)	This column includes the number of Shares subject to vested Morphic Stock Options that are being converted into a right to receive the Option Cash Consideration.
(2)

The estimated value in this column is equal to the number of Shares underlying such vested Morphic Stock Options multiplied by the excess, if any, of (i) the Offer Price over (ii) the per share exercise price of such vested Morphic Stock Options.

(3)

This column includes the number of Shares subject to unvested Morphic Stock Options that are being accelerated immediately prior to the Effective Time and converted into a right to receive the Option Cash Consideration.

(4)

The estimated value in this column is equal to the number of Shares underlying such unvested Morphic Stock Options multiplied by the excess, if any, of (i) the Offer Price over (ii) the per share exercise price of such unvested Morphic Stock Options.

(5)

This column includes the number of Shares subject to unvested Morphic RSUs that are being accelerated immediately prior to the Effective Time and converted into a right to receive the RSU Cash Consideration.

(6)	The estimated value in this column is equal to the number of Shares underlying such unvested Morphic RSUs multiplied by the Offer Price.
(7)

The estimated value in this column is equal to the sum of the Option Cash Consideration in respect of outstanding Morphic Stock Options (both vested and unvested) and the RSU Cash Consideration in respect of outstanding unvested Morphic RSUs.

ESPP

As soon as practicable following the execution of the Merger Agreement, the Company is required to take all actions with respect to the ESPP that are necessary to provide that (i) with respect to the ESPP Offering Period

(as defined in the Merger Agreement) under the ESPP in effect as of July 7, 2024, if any, no individual who was not a participant in the ESPP as of July 7, 2024 may enroll in the ESPP with respect to such ESPP Offering Period (the “Final ESPP Offering Period”) and no participant may increase the percentage amount of their payroll deduction election from that in effect on July 7, 2024 for the Final ESPP Offering Period, (ii) no new offering period will be commenced under the ESPP prior to the Effective Time, (iii) if the applicable purchase date with respect to the Final ESPP Offering Period would otherwise occur on or after the Offer Acceptance Time, then the Final ESPP Offering Period will be shortened and the applicable purchase date with respect to the Final ESPP Offering Period will occur no later than three Business Days prior to the date on which the Offer Acceptance Time is expected to occur, and (iv) immediately prior to the Effective Time, the ESPP will terminate.

Agreements or Arrangements with Executive Officers of the Company

Change in Control and Severance Agreements

The Company has entered into Change in Control and Severance Agreements with each of its executive officers and certain other executives, each of which provides for the following benefits upon a termination of the executive’s employment without “cause” or by the executive for “good reason” (as such terms are defined in the Change in Control and Severance Agreements and as described below) within the period commencing three months prior to and ending 12 months following a change in control of the Company (the “Change in Control Period”), subject to the executive’s execution and non-revocation of a customary release of claims in favor of the Company:

•	a lump sum payment of 18 months of base salary for Dr. Tipirneni, 12 months of base salary for each of Drs. Rogers, Schegerin and Cooper and Mr. DeVaul, and nine months of base salary for Mr. Farrell;

•	a lump sum payment equal to 150% of target bonus for Dr. Tipirneni, 100% of target bonus for each of Drs. Rogers, Schegerin and Cooper and Mr. DeVaul, and 75% of target bonus for Mr. Farrell;

•

payment of COBRA premiums, or a cash benefit in lieu of continued medical benefits under COBRA, for 18 months for Dr. Tipirneni, 12 months for each of Drs. Rogers, Schegerin and Cooper and Mr. DeVaul, and 9 months for Mr. Farrell following termination or, if earlier, until the executive is eligible to receive substantially similar coverage from another employer; and

•

100% acceleration of vesting of equity awards, provided that the grant agreement for any performance-based equity awards may provide for alternative treatment upon a qualifying termination in the Change in Control Period, and absent any such provision for alternative treatment, any performance-based awards, if any, will be deemed to have been achieved “at target.” There are no outstanding performance-based equity awards.

The Merger will constitute a change in control for purposes of the Change in Control and Severance Agreements.

The Change in Control and Severance Agreements also provide for reduced severance payments and benefits upon a termination of employment without “cause” or for “good reason” occurring outside of the Change in Control Period, which reduced severance payments and benefits are not described in this Schedule 14D-9.

For purposes of the Change in Control and Severance Agreements, “cause” means any of the following:

•	engaging in theft, fraud and/or dishonesty which, in the judgement of the Board could be harmful to the Company;

•	gross negligence or willful misconduct in the performance of the executive’s assigned duties;

•	gross neglect or willful refusal to attend to the material responsibilities assigned to the executive;

•

the executive’s material breach of the Change in Control and Severance Agreement or any Non-Disclosure, Non-Competition and Assignment of Intellectual Property Agreement between the executive and the Company;

•

conviction (or a plea of no contest or similar plea or the entry of an order or judgement that requires a determination of guilt or responsibility) of a felony or for any crime involving moral turpitude or dishonesty;

•	knowingly providing or making an untruthful or misleading statement to the Company, whether by commission or omission;

•	any willful failure to carry out a specific written directive of the Board; or

•	an intentional violation of any of the Company’s material policies or procedures, including without limitation, any equal employment opportunity or anti-harassment policies.

For purposes of the Change in Control and Severance Agreements, “good reason” means the occurrence of any of the following without the executive’s prior written consent:

•	a material reduction in the executive’s then-current base salary;

•	a material diminution in the executive’s position, authority, duties, or responsibilities;

•	the relocation of the executive’s permanent and generally assigned place of work more than fifty miles from the executive’s then-current permanent and generally assigned place of work;

•

any material failure by the Company to comply with any of the provisions of the Change in Control and Severance Agreement or any offer letter or employment agreement between the executive and the Company; or

•

during a Change in Control Period, except for Mr. Farrell, a change in reporting such that the executive does not report to the board of directors of the ultimate parent company or a change in reporting such that the executive reports to someone other than the Company’s Chief Executive Office or the Chief Executive Officer of the ultimate parent company.

The Change in Control and Severance Agreements also provide for a “best-net” cutback under Section 280G of the Code (“Section 280G”), whereby in the event any amounts provided for in the Change in Control and Severance Agreements or otherwise payable to the executive would constitute “parachute payments” within the meaning of Section 280G of the Code, and could be subject to the related excise tax, the executive will be entitled to receive either full payment of benefits or such lesser amount which would result in no portion of the benefits being subject to an excise tax, whichever results in the greater after-tax amount of payments and benefits made or provided to the executive.

Restrictive Covenants

Dr. Tipirneni, Dr. Rogers and Mr. Farrell entered into Non-Disclosure, Non-Competition and Assignment of Intellectual Property Agreements and Dr. Schegerin, Dr. Cooper and Mr. DeVaul entered into Non-Disclosure, Non-Solicitation and Assignment of Intellectual Property Agreements with the Company in connection with the commencement of their services with the Company, all of which agreements contain 12-month post-termination non-competition and non-solicitation covenants.

Agreements or Arrangements with Non-Employee Directors of Morphic

As set forth under the section entitled “—Effect of the Offer and the Merger Agreement on Morphic Equity Incentive Plans, Morphic Equity Compensation Awards and the ESPP,” all then-outstanding and unvested Morphic Stock Options held by the Company’s non-employee directors will accelerate and vest in full immediately prior to the Effective Time and will be converted into the right to receive the Option Cash Consideration.

Effect of Merger Agreement on Employee Benefits

For a period of one year following the Effective Time or, if earlier, until the date of termination of employment of the relevant Company Employee (as defined below), Lilly will or will cause the Surviving Corporation to provide to each individual who is employed by the Company or any Company Subsidiary immediately prior to the Effective Time and who continues employment with Lilly or the Surviving Corporation or any of their respective subsidiaries or affiliates as of immediately following the Effective Time (each, a “Company Employee”) (i) a base salary or wage rate and target cash incentive opportunity that are at least as favorable in the aggregate as those provided to such Company Employee by the Company or any Company Subsidiary, as applicable, as of immediately prior to the Effective Time and (ii) employee benefits (excluding cash incentive opportunities (except as provided in (i)), severance (except as provided in the following paragraph), equity and equity based awards, change in control, nonqualified deferred compensation, retention bonuses, transaction bonuses, defined benefit pension, stock purchase plans and post-employment welfare benefit plans, programs and arrangements (collectively, the “Excluded Benefits”)) that are substantially comparable in the aggregate to those provided to such Company Employee by the Company or any Company Subsidiary under the Company’s benefit plans or the Company’s benefit agreements that are disclosed in the Company Disclosure Letter (as defined in the Merger Agreement), as applicable, as of immediately prior to the Effective Time (other than Excluded Benefits) (or, to the extent a Company Employee becomes covered by an employee benefit plan or program of Lilly (or one of its affiliates other than the Surviving Corporation) during such period, substantially comparable to those benefits (other than Excluded Benefits) maintained for and provided to similarly situated employees of Lilly (or its relevant affiliate)).

In the event that a Company Employee who is not a party to a Change in Control and Severance Agreement with the Company is terminated by Lilly or the Surviving Corporation without “cause” or resigns for “good reason” during the one-year period following the Effective Time, such Company Employee will be entitled to participate in the Company’s Amended and Restated Non-Executive Change in Control Plan, pursuant to which such Company Employee will be eligible to receive (i) a cash severance payment equal to three or six months of his or her monthly base salary based on the Company Employee’s title, plus an additional month of base salary per year of service, up to, in each case, a maximum of nine months of base salary, (ii) in the event the termination occurs on or after January 1, 2025, a pro-rated portion of his or her target annual bonus for the year in which the termination occurs, (iii) if the Company Employee timely elects to continue his or her health coverage under COBRA, an additional payment covering COBRA premiums for such Company Employee and his or her dependents for the same number of months as such person receives severance, in each case subject to the Company Employee’s execution and non-revocation of a release of claims, pursuant to the terms of the Company’s Amended and Restated Non-Executive Change in Control Plan. For these purposes, “cause” and “good reason” generally have the same definitions as under the Change in Control and Severance Agreements. For the avoidance of doubt, Lilly will also continue to maintain the existing Change in Control and Severance Agreements.

Following the time in which the Company Employees no longer participate in a Company benefit plan after the Effective Time, the Company Employees will be eligible to participate in the corresponding plan of Lilly, the Surviving Corporation or their respective affiliates (the “Surviving Corporation Plans”) to the same extent as other similarly-situated employees of Lilly and its affiliates. Following the Effective Time, Lilly will cause the Surviving Corporation to use commercially reasonable efforts to cause each Company Employee to be immediately eligible to participate, without any waiting time, in such Surviving Corporation Plans to the extent coverage under any such plan replaces coverage under a comparable Company benefit plan in which such Company Employee participates immediately prior to the Effective Time.

If the Company has not paid annual bonuses in respect of calendar year 2024 (the “2024 Annual Bonuses”) prior to the Effective Time, then, no later than February 15, 2025, Lilly will cause the Surviving Corporation or its applicable affiliate to pay to each Company Employee who participates in the Company’s 2024 annual bonus plan, such Company Employee’s 2024 Annual Bonus based on the greater of target performance and actual achievement of the applicable performance metrics, subject to the Company Employee’s continued employment through the payment date (the “Payment Date”). If Lilly or the Surviving Corporation or any of their respective affiliates terminates the employment of any Company Employee for any reason other than for “cause” (as defined in the Amended and Restated Non-Executive Change in Control Plan or, solely to the extent such Company Employee is a party to an Executive Change in Control Agreement (as defined in the Merger Agreement), as defined in such Executive Change in Control Agreement), or in the event of a resignation for “good reason” (as defined in the Amended and Restated Non-Executive Change in Control Plan or, solely to the extent such Company Employee is a party to an Executive Change in Control Agreement, as defined in such Executive Change in Control Agreement) prior to the Payment Date, such Company Employee will remain entitled to receive their 2024 Annual Bonus on the Payment Date, payable as if they had remained employed through the Payment Date, subject to such Company Employee’s execution of a general release of claims in favor of the Company, Lilly and related persons.

With respect to Surviving Corporation Plans (other than the Excluded Benefits), including any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by Lilly or any of its subsidiaries to provide benefits for vacation, paid time-off or 401(k) savings, for purposes of determining eligibility to participate, level of benefits and vesting, each Company Employee’s service with the Company (as well as service with any predecessor employer of the Company, to the extent service with the predecessor employer is recognized by the Company) prior to the closing of the Merger will be treated as service with Lilly or any of its subsidiaries to the same extent and for the same purpose as such service was recognized under the corresponding employee benefit plan of the Company as of immediately prior to the closing of the Merger. However, the foregoing service recognition will not apply to (i) the extent that it would result in duplication of benefits or compensation for the same period of services or (ii) any benefit plan that is a frozen plan or that provides benefits to a grandfathered employee population.

With respect to any group health plan maintained by Lilly or any of its subsidiaries in which any Company Employee is eligible to participate after the Effective Time, Lilly will, and will cause the Surviving Corporation to, to the extent permitted by such plan, use commercially reasonable efforts to (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees and their eligible dependents and beneficiaries, to the extent such limitations were waived, satisfied or did not apply to such employees or eligible dependents or beneficiaries under the corresponding benefit plan that is a group health plan in which such employees participated immediately prior to the Effective Time and (ii) waive any waiting period or evidence of insurability requirement that would otherwise be applicable to a Company Employee and their eligible dependents on or after the Effective Time, in each case, to the extent such Company Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Company benefit plan prior to the Effective Time.

With respect to any accrued but unused personal, sick or vacation time to which any Company Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Company Employee immediately prior to the Effective Time, Lilly will, or will cause the Surviving Corporation to, as applicable (and without duplication of benefits), assume the liability for such accrued personal, sick or vacation time and allow such Company Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of Lilly or the Surviving Corporation, as they may be amended from time to time.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, the Company’s directors and officers (including each of the Company’s executive officers) will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from the Company for a period of time following the Effective Time. A summary of such indemnification and insurance coverage is set forth under the section entitled “—Effect of the Merger on Director and Officer Indemnification and Insurance.”

Golden Parachute Compensation

Background

In this Schedule 14D-9, the Company is required to disclose any agreement or understanding, whether written or unwritten, between the named executive officers of the Company named in the definitive proxy statement filed with the SEC on April 25, 2024 (each, a “named executive officer”) and the Company or Lilly concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Transactions.

Aggregate Amounts of Potential Compensation

The table below sets forth the information required by Item 402(t) of Regulation S-K regarding compensation and benefits for each named executive officer of the Company that is based upon or otherwise related to the Transactions. The terms and conditions of the compensation and benefits set forth below are described in greater detail as set forth under the section entitled “—Agreements or Arrangements with Executive Officers of the Company” and such descriptions are incorporated herein by reference.

For purposes of calculating the potential payments and benefits set forth in the table below, the Company has assumed that (i) the Effective Time occurs on July 12, 2024; (ii) each named executive officer’s employment is terminated by the Company without cause or by the named executive officer for good reason at the Effective Time; and (iii) each named executive officer’s unvested Morphic Stock Options and unvested Morphic RSUs held on July 12, 2024 will equal the number of unvested Morphic Stock Options and unvested Morphic RSUs held by such named executive officer at the Effective Time (such that any vesting or forfeitures occurring between July 12, 2024 and the Effective Time will not be captured in the table below). Severance payments and benefits have been calculated based on the named executive officer’s current base salary, current target bonus opportunity, and estimated maximum benefits that could be payable under the Company’s benefit plans. None of the named executive officers will receive pension or non-qualified deferred compensation in connection with the Merger. Regardless of the manner in which each named executive officer’s employment terminates, each named executive officer is entitled to receive amounts already earned during the term of his employment, such as base salary earned through the date of termination, and any such earned amounts are not included in the table below.

The amounts shown in the table below do not attempt to quantify any reduction that may be required as a result of any “best-net” Section 280G cutback as set forth under the section entitled “—Agreements or Arrangements with Executive Officers of the Company.” The amounts shown in the table below are estimates only, as the actual amounts that may be paid or provided upon a named executive officer’s termination of employment or upon the Effective Time, as applicable, can only be determined at the actual time of such termination or upon the Effective Time, as applicable, and accordingly the ultimate values to be received by such named executive officer in connection with the Merger may differ from the amounts set forth below.

The additional details regarding the terms of the payments quantified below are set forth under the section entitled “—Agreements or Arrangements with Executive Officers of the Company” and the section entitled “—Effect of the Offer and the Merger Agreement on Morphic Equity Incentive Plans, Morphic Equity Compensation Awards and the ESPP.”

Golden Parachute Compensation

Named Executive Officer	Cash($)(1)	Equity($)(2)	Perquisites/ Benefits($)(3)	Total Value($)(4)
Praveen P. Tipirneni, M.D.	$1,512,957	$24,320,394	$34,001	$25,867,352
Bruce Rogers, Ph.D.	$823,368	$14,217,731	$22,668	$15,063,767
Marc Schegerin, M.D.	$737,110	$13,491,847	$22,668	$14,251,625
Robert E. Farrell, Jr., CPA	$464,100	$10,221,055	$17,001	$10,702,156

(1)

Cash. Represents the value of (i) the maximum cash severance payments payable under the applicable named executive officer’s Change in Control and Severance Agreement (i.e., the cash severance payments payable upon a termination of employment without cause or a resignation for good reason during the Change in Control Period, provided that the named executive officer signs and does not revoke a release of claims in favor of the Company in connection with such termination); and (ii) the maximum amount of each named executive officer’s 2024 Annual Bonus. The severance payments in this column are all “double-trigger” in nature, which means that payment of these amounts is conditioned upon a qualifying termination of employment within the Change in Control Period. The 2024 Annual Bonus amounts in this column are payable (i) subject to continued employment through the applicable payment date (which shall not be later than February 15, 2025) or (ii) if the applicable individual is subject to a termination without “cause” or resigns for “good reason” prior to such payment date then such individual will remain eligible to receive such bonus payment notwithstanding his termination of employment. For purposes of this table, the 2024 Annual Bonus amounts are “double-trigger” in nature, because payment of these amounts is conditioned upon either continued services through the applicable payment date or a qualifying termination of employment prior to the payment date. Note that the actual amounts payable under the 2024 annual bonus program pursuant to the Merger Agreement will be based on the greater of target performance or actual achievement of the applicable performance metrics and may therefore vary from the amounts set forth in the table below (which are based on maximum possible achievement of the performance criteria under the 2024 annual bonus program). The table below sets forth the components of each named executive officer’s cash severance payments and his 2024 Annual Bonus, in each case calculated based on the values in effect on July 12, 2024.

Named Executive Officer	Annual Base Salary ($)	Target Bonus ($)	Severance Multiple	2024 Maximum Annual Bonus ($)	Total ($) (Severance plus 2024 Maximum Annual Bonus)
Praveen P. Tipirneni, M.D.	$650,734	$357,904	1.5	$536,856	$1,512,957
Bruce Rogers, Ph.D.	$567,840	$255,528	1.0	$255,528	$823,368
Marc Schegerin, M.D.	$508,352	$228,758	1.0	$228,758	$737,110
Robert E. Farrell, Jr., CPA	$442,000	$176,800	0.75	$132,600	$464,100

As set forth under the section entitled “—Agreements or Arrangements with Executive Officers of the Company,” the value of the severance payments and benefits each named executive officer is eligible to receive under such named executive officer’s Change in Control and Severance Agreement will be lower in the event of a qualifying termination of employment outside of the Change in Control Period. Such reduced amounts are not shown in the table above.

(2)	Equity. Represents the maximum aggregate payments to be made in respect of unvested Morphic Stock Options and unvested Morphic RSUs at the Effective Time.

The treatment of unvested Morphic Stock Options and unvested Morphic RSUs in the Transactions is set forth under the section entitled “—Effect of the Offer and the Merger Agreement on Morphic Equity Incentive Plans, Morphic Equity Compensation Awards and the ESPP,” and the values attributable to such awards in this column assume each named executive officer’s unvested Morphic Stock Options and unvested Morphic RSUs accelerate in accordance with the Merger Agreement immediately prior to the Effective Time. The acceleration is therefore “single-trigger” in nature, which means that it will occur immediately upon the consummation of the Merger, whether or not employment is terminated.

The estimated number of Shares subject to unvested Morphic Stock Options and unvested Morphic RSUs that will accelerate at the Effective Time and the Option Cash Consideration and RSU Cash Consideration associated with such accelerated Morphic Stock Options and Morphic RSUs are quantified for each named executive officer in the table below and are calculated based on outstanding equity awards held by each named executive officer as of July 12, 2024.

Named Executive Officer	Number of Shares Underlying Unvested Morphic Stock Options	Option Cash Consideration in respect of Unvested Morphic Stock Options ($)	Number of Shares Underlying Unvested Morphic RSUs	RSU Cash Consideration in respect of Unvested Morphic RSUs ($)
Praveen P. Tipirneni, M.D.	413,497	$10,053,294	250,300	$14,267,100
Bruce Rogers, Ph.D.	238,389	$6,145,676	141,615	$8,072,055
Marc Schegerin, M.D.	218,444	$5,557,162	139,205	$7,934,685
Robert E. Farrell, Jr., CPA	161,792	$4,101,250	107,365	$6,119,805

(3)

Perquisites/Benefits. Represents the estimated value of COBRA payments to which each named executive officer may become entitled under his Change in Control and Severance Agreement as set forth in the section entitled “—Agreements or Arrangements with Executive Officers of Morphic.” The amounts in this column are all “double-trigger” in nature, which means that payment of these amounts is conditioned upon a qualifying termination within the Change in Control Period.

As set forth under the section entitled “—Agreements or Arrangements with Executive Officers of Morphic,” if the named executive officer experiences a qualifying termination outside of the Change in Control Period, the COBRA payments will be lower than the values described in the table immediately above.

(4)	The following table sets forth, for each named executive officer, the total amount of golden parachute compensation that is either “single-trigger” or “double-trigger” in nature:

Named Executive Officer	Single- Trigger($)	Double- Trigger($)
Praveen P. Tipirneni, M.D.	$24,320,394	$1,546,958
Bruce Rogers, Ph.D.	$14,217,731	$846,036
Marc Schegerin, M.D.	$13,491,847	$759,778
Robert E. Farrell, Jr., CPA	$10,221,055	$481,101

Effect of the Merger on Director and Officer Indemnification and Insurance

The Company’s restated certificate of incorporation, as amended, includes provisions that eliminate or limit the personal liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors or officers, except for liability that cannot be eliminated or limited under the DGCL. Accordingly, the Company’s directors and officers will not be personally liable for monetary damages for breach of their fiduciary duty as directors or officers, except for liabilities:

•	for any breach of the director’s or officer’s duty of loyalty to the Company or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	with respect to directors, for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL;

•	for any transaction from which the director or officer derived an improper personal benefit; or

•	with respect to officers, in any action by or in the right of the corporation.

The Company’s amended and restated bylaws also provide that the Company will indemnify, and advance expenses to, its directors and officers to the fullest extent permitted by Delaware law, subject to very limited exceptions. The Company’s amended and restated bylaws also permit it to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss asserted against such person and incurred by such person in any capacity, or arising out of such person’s status as such, regardless of whether Delaware law would permit indemnification.

In addition, the Company has entered into separate indemnity agreements with its directors and executive officers that require the Company to, among other things, indemnify such directors or officers against certain liabilities that may arise by reason of their status or service as directors or executive officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Notwithstanding the foregoing, the Company is not obligated to indemnify such director or executive officer in certain circumstances, including, among other things, for any expense or liability for which payment has been made to such director or executive officer, or to a third party on such director or executive officer’s behalf, by any insurance policy maintained by the Company, any suit in which judgment is rendered against such director or executive officer for an accounting of profits made from the purchase or sale by such director or executive officer of securities of the Company within the meaning of Section 16(b) of the Exchange Act or similar provisions of any federal, state or local statutory law, in connection with any proceeding or claim voluntarily initiated or brought by such director or executive officer and not by way of defense (subject to specific exceptions). This description of the indemnity agreements entered into between the Company and each of its directors and executive officers is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(13) hereto, which is incorporated herein by reference.

The Merger Agreement provides, among other things, that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights to advancement of expenses) existing at the execution of the Merger Agreement in favor of any person who is or prior to the Effective Time becomes, or has been at any time prior to July 7, 2024, a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of the Company or its predecessors (each, an “Indemnified Party”) as provided in the Company’s restated certificate of incorporation, as amended, amended and restated bylaws or any indemnification agreements between such Indemnified Party and the Company that is in effect as of July 7, 2024 and that has been made available to Lilly (i) shall be assumed by the Surviving Corporation, without further action, at the Effective Time; (ii) shall survive the Merger; (iii) shall continue in full force and effect in accordance with their terms with respect to any claims against any such Indemnified Party arising out of such acts or omissions; and (iv) for a period of six years following July 7, 2024 shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party. Lilly has agreed to ensure that the Surviving Corporation complies with and honors the foregoing obligations.

The Merger Agreement further provides, among other things, that at or prior to the Effective Time, following good-faith consultation with Lilly and utilizing Lilly’s insurance broker, the Company may obtain and fully pay the premium for “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Transactions) for the period beginning upon the Offer Acceptance Time and ending six years from the Effective Time, covering each Indemnified Party and containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are, in the aggregate, no less favorable to any Indemnified Party than those of the Company’s directors’ and officers’ liability insurance policies in effect on July 7, 2024 (the “Existing D&O Policies”). However, the maximum aggregate annual premium for such “tail” insurance policies will not exceed 300% of the aggregate annual premium payable by the Company pursuant to its most recent renewal under the Existing D&O Policies.

Section 16 Matters

Prior to the Effective Time, Lilly shall, and the Company may, take all steps as may be required to cause any dispositions or cancellations or deemed dispositions or cancellations of the Company’s equity securities

(including derivative securities) in connection with the Merger Agreement or the Transactions by each individual who is a director or officer of the Company subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 under the Exchange Act.

Rule 14d-10(d) Matters

Prior to the scheduled expiration of the Offer, the Company (acting through the Board and the compensation committee of the Board) shall use reasonable best efforts to cause to be exempt under Rule 14d-10(d) under the Exchange Act any employment compensation, severance or other employee benefit arrangement that has been, or after July 7, 2024 will be, entered into by the Company with current or future directors, officers or employees of the Company.

Item 4. The Solicitation or Recommendation

Recommendation of the Board

After careful consideration, including a thorough review of the terms and conditions of the Merger Agreement and the Offer in consultation with the Company’s management and its legal and financial advisors, on July 7, 2024, the Board unanimously (with the exception of Dr. Nanda, who recused herself from the meeting and all Board deliberations on the Transactions), among other things, (i) determined that the Offer, the Merger and the other Transactions are fair to, and in the best interests of, the Company and its stockholders, (ii) approved and declared advisable the Merger and the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, (iii) resolved that the Merger Agreement and the Merger will be governed by and effected under Section 251(h) of the DGCL and that the Merger will be consummated as soon as practicable following the Offer Acceptance Time, and (iv) subject to the other terms and conditions of the Merger Agreement, resolved to recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

For the reasons described below, the Board recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

In reaching the conclusions and in making the recommendation described above, the Board took into account a number of reasons set forth in the section entitled “—Background of the Merger Agreement; Reasons for the Recommendation—Reasons for the Recommendation of the Board.”

A copy of the joint press release issued by Lilly and the Company, dated as of July 8, 2024, announcing the execution of the Merger Agreement is filed as Exhibit (a)(1)(F) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Merger Agreement; Reasons for the Recommendation

Background of the Merger Agreement

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation of or among the members of the Board, the Company, the Company’s representatives, Lilly, Lilly’s representatives and other parties. As noted below, the Board was aware of director Dr. Nanda’s relationship with Lilly and Dr. Nanda recused herself from Board matters concerning Lilly.

From time to time in connection with the Company’s regular corporate development activities, the Company has provided information to, and engaged in discussions with, a number of pharmaceutical companies to increase awareness of the Company’s product candidates and technology platform, and to consider potential business development transactions. In connection with these discussions, the Company has entered into standard confidentiality agreements with these companies.

On December 30, 2020, the Company entered into a standard confidentiality agreement with Lilly, which agreement was entered into in connection with general business development discussions. This agreement was subsequently amended from time to time to extend the term of the agreement. The Company and Lilly also amended the agreement on August 24, 2023 to include a standstill provision restricting the accumulation of Company stock and prohibiting Lilly from taking certain other actions (which standstill would expire upon entry into an acquisition agreement with a third party and other customary termination events, and which did not include a “don’t ask/don’t waive” clause). The Company also entered into a confidentiality agreement with another large pharmaceutical company, referred to as Company A, on June 16, 2022, which agreement was amended on August 23, 2022, as well as another confidentiality agreement with Company A on January 5, 2024, each of which was entered into in connection with general business development discussions and none of which contained a standstill provision. The Company entered into a confidentiality agreement with another large pharmaceutical company, referred to as Company B, on November 18, 2021, which was amended on each of April 19, 2022 and May 12, 2022, and which also did not contain a standstill provision. From time to time, in 2023 and early 2024, representatives of the Company met with representatives of Lilly and, in early 2024, representatives of Company A, Company B and other pharmaceutical companies to discuss the Company’s clinical programs and product candidates, and the possibility of a collaboration.

In addition, from time to time, the Board has discussed the Company’s strategic alternatives, and representatives of Centerview Partners LLC (“Centerview”) have, from time to time, attended meetings of the Board and reviewed the strategic landscape in the biopharmaceutical industry. Representatives of Centerview attended these meetings by invitation of the Board in view of their experience and reputation in the life sciences industry. From time to time, the Company has also utilized other advisory firms, including Evercore L.L.C. (“Evercore”), to advise it with respect to strategic and other matters.

On September 7, 2023, representatives of Lilly met with Bruce Rogers, the Company’s President, Marc Schegerin, the Company’s Chief Financial Officer and Chief Operating Officer, Aaron Pelta, the Company’s Senior Vice President of Corporate Business Development, Brihad Abhyankar, the Company’s Senior Vice President, Clinical Development, and Kathryn Vincett Patrican, the Company’s Director, Business Development and Investor Relations, who reviewed the Company’s clinical programs.

On January 9, 2024, the same members of the Company’s management as attended the September 7, 2023 meeting, joined by Praveen Tipirneni, the Company’s Chief Executive Officer, and Blaise Lippa, the Company’s Chief Scientific Officer, met with representatives of Lilly (including Lilly representatives who had not attended the September 7, 2023 meeting) to further discuss the Company’s clinical programs.

On April 2, 2024, representatives of Lilly contacted Dr. Schegerin to indicate that Lilly was interested in exploring a strategic transaction with the Company, and the representatives of Lilly requested certain due diligence information.

On April 23, 2024, representatives of Lilly met with members of the Company’s senior management, including Dr. Tipirneni, Dr. Rogers, Dr. Schegerin, Mr. Pelta, Simon Cooper, the Company’s Chief Medical Officer, Joanne Gibbons, the Company’s Senior Vice President, Regulatory Affairs, Dr. Abhyankar and Ms. Patrican. The members of Company senior management provided the representatives of Lilly with an overview of the Company’s business, clinical programs, MORF-057, and market opportunities. Also on April 23, 2024, the Company and Lilly again amended the confidentiality agreement between the parties to further extend the length of the standstill period (preserving the termination provisions and the absence of a “don’t ask/don’t waive” provision).

On April 29, 2024, a representative of Lilly spoke with Dr. Tipirneni and Dr. Schegerin and informed them that Lilly planned to deliver an acquisition proposal to the Company. Later that day, Lilly sent the Company a written indication of interest proposing an acquisition of all outstanding equity of the Company at a price of $46.00 per share in cash (the “April 29 Proposal”). The April 29 Proposal noted that this price represented a 64% premium to the closing price of the Company’s common stock on April 26, 2024 and a 50% premium to the 30-day volume weighted average trading price (“VWAP”) as of that day. The April 29 Proposal stated that it was not subject to any financing contingency. The April 29 Proposal also stated that Lilly expected to complete its due diligence expeditiously, in parallel with negotiation of a definitive agreement. The April 29 Proposal did not include any request for exclusivity.

On April 30, 2024, the Board held a meeting, with members of the Company’s senior management and representatives of Centerview and Fenwick & West LLP (“Fenwick”), the Company’s outside corporate counsel, present, at which the Board discussed the April 29 Proposal and considered the response to Lilly. Dr. Nanda, a member of the Board who is an employee of Lilly, did not participate in this Board meeting nor did she participate in any other Board meetings or deliberations, or receive materials provided to the Board, regarding the Lilly proposal or the related strategic process. A representative of Fenwick reviewed the fiduciary duties of the Board in the context of considering a potential strategic transaction involving a sale of the Company and the Board’s role in overseeing a strategic transaction process. A representative of Centerview discussed the April 29 Proposal, and Lilly’s strategic transaction history. The Board and representatives of Centerview then further discussed the value represented by Lilly’s proposal, as well as potential responses to Lilly and potential outreach to other parties to ascertain their potential interest in making a proposal to acquire the Company. Following this discussion, the Board directed Dr. Tipirneni to inform Lilly that its proposal did not represent sufficient value for the Company to transact, but that if Lilly so requested, Lilly would be permitted to conduct additional limited due diligence in order to inform a potential improved proposal.

On May 1, 2024, as directed by the Board, Dr. Tipirneni and Dr. Schegerin spoke with representatives of Lilly and informed them that Lilly’s proposal did not represent sufficient value for the Company to transact. The representatives of the Company suggested that Lilly be permitted to conduct additional limited due diligence to inform its decision as to whether it would be willing to increase its proposed price, and Dr. Tipirneni confirmed that the Company would be willing to provide such limited additional due diligence.

On May 3, 2024, the Board held a meeting, with members of the Company’s senior management and representatives of Centerview and Fenwick present. Dr. Tipirneni reviewed his May 1 communication with representatives of Lilly. The Board and the Company’s senior management then discussed the Company’s current strategic positioning, and the potential benefits and risks of an acquisition transaction at this time, prior to the receipt of results of its Phase 2b clinical trials of MORF-057. The Board also discussed the risks and opportunities faced by the Company as an independent company, including the competitive landscape in the indications in which MORF-057 would compete and the capital required to execute the Company’s strategic plan. The Board and senior management then discussed risks related to the Company’s clinical trials and the regulatory approval process, as well as the Company’s ability to commercialize MORF-057 on a standalone basis. In addition, the Board and senior management discussed the Company’s preclinical programs. The Board, senior management and representatives of Centerview then discussed the potential that other parties might be interested in exploring an acquisition of the Company and whether to contact one or more other companies, including those that had previously expressed interest in the Company (including Company A and Company B), as well as such parties’ likely interest and ability to complete a transaction with the Company. The Board, senior management and representatives of Centerview also discussed the potential incremental risk of a leak with each party contacted, and the potential resulting disruption to the Company from such a leak. Following this discussion, the Board directed Centerview to contact two large pharmaceutical companies – Company A and Company B – that the Board believed were the pharmaceutical companies other than Lilly that were most likely to be interested in an acquisition of the Company based on their product strategies and the Board’s assessment of their ability to complete such a transaction. The Board also directed Centerview to inform each of Company A and Company B that the Company had received an acquisition proposal that the Board was considering and to inquire as to whether Company A and Company B might be interested in making a proposal to acquire the Company.

Later on May 3, 2024, as directed by the Board, a representative of Centerview contacted representatives of Company A and Company B and informed each of them that the Company had received an acquisition proposal and inquired whether Company A and Company B would be interested in making a proposal to acquire the Company.

On May 6, 2024, a representative of Company A contacted a representative of Centerview and indicated that Company A was not prepared to make an acquisition proposal at this time and that Company A had a preference for a MORF-057 commercial partnership with the Company. Company B did not respond substantively to Centerview’s outreach at this time.

On May 7, 2024, the Board held a meeting, with members of the Company’s senior management and representatives of Centerview and Fenwick present. At the meeting, representatives of Centerview presented Centerview’s preliminary financial analysis of Lilly’s proposal, which analysis was based on a proposed long-range financial forecast of the Company’s operating results through 2047 (the “Projections” ). The Projections had previously been prepared by the Company’s management in the ordinary course of the Company’s business for purposes of strategic planning. The Board and members of senior management discussed the Projections and the assumptions on which they were based, as well as the opportunities and risks faced by the Company as an independent company. In addition, the Board and representatives of Centerview discussed the potential for use of a contingent value right as a means of increasing the value payable to stockholders in a potential transaction. The Board then discussed the response from Company A and the lack of a substantive response from Company B, and considered whether there were additional parties that would potentially have the strategic interest and ability to acquire the Company that should be contacted, the likelihood that any such parties would make a proposal, and the potential risk of a leak that could result from such an outreach. After discussion, the Board determined not to contact other parties at this time and confirmed its belief that Lilly, Company A and Company B were the parties most likely to be interested in acquiring the Company based on their product strategies and, in the Board’s judgment, their perceived ability to complete such a transaction.

On May 7, 2024, Lilly provided the Company with a list of priority due diligence questions, and from May 9, 2024 through May 16, 2024, the Company provided responses to these questions and began providing Lilly with due diligence information regarding MORF-057 and the Company’s clinical programs through an online data room.

On May 13, 2024, a representative of Company B informed a representative of Centerview that it was interested in receiving a presentation from the Company’s senior management on the Company’s business, product candidates and clinical programs.

On May 17, 2024, representatives of Citigroup Global Markets Inc. (“Citi”), Lilly’s financial advisor, provided representatives of Centerview with a list of additional due diligence requests.

On May 19, 2024, in connection with an industry conference, Dr. Rogers, Dr. Cooper and Mr. Pelta met for dinner with representatives of Lilly and further discussed the Company’s clinical programs and product candidates.

On May 21, 2024, representatives of Centerview spoke with representatives of Citi regarding the scope of additional due diligence.

On May 22, 2024, Dr. Tipirneni spoke with a representative of Lilly, who indicated that Lilly had received the information it required to provide a revised proposal.

On May 28, 2024, a representative of Lilly spoke with Dr. Tipirneni and Dr. Schegerin and informed them that Lilly planned to deliver a revised acquisition proposal to the Company, providing for a price of $50.00 per share. Later on May 28, 2024, Lilly sent to the Company a revised written indication of interest proposing an acquisition of all outstanding equity of the Company at a price of $50.00 per share in cash (the “May 28 Proposal”). The May 28 Proposal noted that this price represented a 62% premium to the closing price of the Company’s common stock on May 24, 2024 and a 72% premium to the 30-day VWAP as of that day. The May 28 Proposal stated that it was not subject to any financing contingency and that Lilly expected to complete its due diligence expeditiously and in parallel with negotiation of a definitive agreement. The May 28 Proposal included a request for additional due diligence information. The May 28 Proposal did not include any request for exclusivity.

On May 29, 2024, the Board held a meeting, with members of the Company’s senior management and representatives of Centerview and Fenwick present. At the meeting, representatives of Centerview reviewed the May 28 Proposal and Lilly’s request for additional due diligence information. Representatives of Centerview then reviewed, and the Board discussed, a preliminary financial analysis of the May 28 Proposal based on the Projections. The Board then discussed its response to Lilly, including whether to require Lilly to bid further without making a counterproposal or to provide Lilly with a counterproposal. The Board directed Company management and Centerview to provide a counterproposal and indicate to Lilly that the Company was prepared to provide the additional due diligence information requested by Lilly in order to support Lilly increasing its proposal to a price of at least $60.00 per share in cash.

Later on May 29, 2024, as directed by the Board, a representative of Centerview spoke with and informed a representative of Citi that the Board would be willing to provide certain additional due diligence information in order to support Lilly increasing its proposal to at least $60.00 per share in cash.

On June 1, 2024, a representative of Citi spoke with a representative of Centerview to discuss the scope of additional due diligence information to be provided by the Company, and expressed Lilly’s willingness to consider increasing its proposed price per share following evaluation of that information, noting that increasing its proposal to $60.00 was a high bar.

On June 3, 2024, the Company entered into a confidentiality agreement with Company B due to the Company’s prior confidentiality agreement with Company B having expired pursuant to its terms, which did not include a standstill provision or a “don’t ask/don’t waive” provision. Also on June 3, 2024, Dr. Tipirneni, Dr. Rogers, Dr. Schegerin, Mr. Pelta, Dr. Cooper and Ms. Patrican met with representatives of Company B and provided an overview of the Company’s business, product candidates, clinical programs and preclinical pipeline.

Also on June 3, 2024, Mr. Pelta and Ms. Patrican met with representatives of Lilly and discussed the due diligence process.

On June 12, 2024, members of the Company’s management, including Dr. Rogers, Dr. Nguyen, Mr. Pelta and Ms. Patrican, met with representatives of Lilly and discussed chemistry, manufacturing, and controls regarding the Company’s product candidates and clinical programs. On June 13, 2024, members of the Company’s management, including Dr. Rogers, Mr. Pelta, Ms. Patrican, Dr. Cooper, Dr. Abhyankar and Ms. Gibbons, met with representatives of Lilly and discussed clinical and regulatory matters.

On June 19, 2024, Dr. Tipirneni, Dr. Rogers, Dr. Schegerin, Dr. Cooper, Mr. Pelta and Ms. Patrican met with representatives of Lilly and discussed the Company’s clinical trials. Later on June 19, 2024, the Company provided additional due diligence information to Lilly in the online data room.

On June 21, 2024, representatives of Lilly spoke with Dr. Tipirneni and Dr. Schegerin and informed them that Lilly planned to deliver a revised proposal to acquire all outstanding Company equity at a price of $53.00 per share in cash. Later on June 21, 2024, Lilly sent the Company a revised written indication of interest proposing an acquisition of all outstanding Company equity at a price of $53.00 per share in cash (the “June 21 Proposal”). The June 21 Proposal noted that this price represented a 93% premium to the closing price of the Company’s common stock on June 20, 2024 and a 79% premium to the 30-day VWAP as of that day. The June 21 Proposal, consistent with Lilly’s prior proposals, stated that it was not subject to any financing contingency and that Lilly expected to complete its due diligence expeditiously and in parallel with negotiation of a definitive agreement. The June 21 Proposal also included a request for the execution of customary agreements committing to vote or tender shares in favor of the proposed transaction by certain of the Company’s stockholders. The June 21 Proposal did not include any request for exclusivity.

On June 23, 2024, the Board held a meeting, with members of the Company’s senior management and representatives of Centerview and Fenwick present. At the meeting, representatives of Centerview reviewed the June 21 Proposal, and then reviewed a preliminary financial analysis of the June 21 Proposal, based on the

Projections. The Board discussed the response to Lilly, and directed Company management and Centerview to inform Lilly that the Board was continuing to seek a value of $60.00 per share.

Later on June 23, 2024, as directed by the Board, a representative of Centerview spoke with a representative of Citi and informed the representative of Citi that the Board would be willing to proceed with a transaction at a valuation of $60.00 per share.

On June 24, 2024, Dr. Tipirneni spoke with a representative of Company A at an industry conference, and the representative of Company A informed Dr. Tipirneni that it continued to be unlikely that Company A would be interested in discussing an acquisition of the Company at this time.

Also on June 24, 2024, a representative of Centerview spoke with a representative of Company B at an industry conference, and the representative of Company B indicated that Company B was not prepared to make an acquisition proposal at this time.

Also on June 24, 2024, a representative of Citi spoke with a representative of Centerview and informed the representative of Centerview that Lilly would be willing to proceed at a price of $57.00 per share (the “June 24 Proposal”), and that Lilly did not have flexibility above this price. The representative of Centerview inquired as to whether Lilly would be able to provide Company stockholders with a contingent value right based on the results of the Company’s MORF-57 clinical trials or the achievement of regulatory and commercial milestones, and the representative of Citi responded that, while Lilly had considered an offer including a contingent value right, it determined to propose an all-upfront cash offer and that Lilly was not willing to add a contingent value right to its proposal. The representative of Citi then informed the representative of Centerview that, in consideration of its increased price proposal, Lilly would require the Company to agree to negotiate with Lilly on an exclusive basis through July 15, 2024.

Later on June 24, 2024, the Board held a meeting, with members of the Company’s senior management and representatives of Centerview and Fenwick present. At the meeting, representatives of Centerview reviewed the June 24 Proposal, including Lilly’s request for exclusivity, and Dr. Tipirneni described his discussion with the representative of Company A. The Board also noted that Company B had communicated that it would not be pursuing a potential acquisition of the Company at this time. The Board and representatives of Centerview then discussed the June 24 Proposal and Lilly’s request for an exclusive period of negotiations through July 15, 2024, and whether this period could potentially be shortened in view of the due diligence already conducted by Lilly. Following discussion, the Board directed representatives of Centerview to inform Lilly that the Board would be willing to proceed to a potential transaction at the $57.00 price per share and that the Company would agree to negotiate with Lilly on an exclusive basis but for a shorter period of exclusivity than Lilly’s proposed date of July 15, 2024. The Board also directed the Company’s senior management to provide corporate due diligence information to Lilly and its advisors, and directed representatives of Fenwick to provide Lilly’s counsel with a form of merger agreement and tender and support agreement.

Later on June 24, 2024, as directed by the Board, a representative of Centerview informed a representative of Citi that the Company would be willing to proceed at a price of $57.00 per share, and that the Company would agree to negotiate with Lilly on an exclusive basis through a shorter period. The representatives of Centerview, at the direction of the Board, and Citi, at the direction of Lilly, agreed to an exclusivity period ending on July 11, 2024 (rather than through July 15, 2024 as had previously been requested by Lilly).

Also on June 24, 2024, representatives of Fenwick spoke with representatives of Kirkland & Ellis LLP, Lilly’s outside counsel (“Kirkland”), and sent Kirkland a draft Merger Agreement, which contemplated that the transaction would be structured as a tender offer for all outstanding shares of the Company’s common stock, followed by a merger under Section 251(h) of the DGCL of the Company into a Lilly subsidiary, with the Company surviving the merger, and proposed, among other terms, a termination fee equal to 2.5% of the equity value of the transaction to be payable by the Company to Lilly in the event the Company terminated the Merger Agreement to accept a superior proposal or upon certain other customary termination events. Also on June 24, 2024, Kirkland sent to Fenwick a draft exclusivity agreement providing for an exclusivity period ending on July 15, 2024.

On June 25, 2024, Fenwick sent to Kirkland a revised version of the exclusivity agreement providing for, among other customary provisions, an exclusivity period ending on July 11, 2024. Later that day, the parties finalized and executed the exclusivity agreement providing for an exclusivity period ending on July 11, 2024.

Also on June 25, 2024, the Company provided Lilly and its advisors with access to an expanded online data room, and representatives of Fenwick provided Kirkland with a draft Tender and Support Agreement to be entered into by certain Company stockholders committing to tender their Shares into the tender offer and which contained certain other customary provisions.

On June 27, 2024, Kirkland provided Fenwick with revised drafts of the Merger Agreement and Tender and Support Agreement. The revised draft of the Merger Agreement proposed a number of changes to the draft previously circulated by Fenwick, including changes to the definition of “Company Material Adverse Effect,” removing Lilly’s obligation to commit to any divestitures or other actions if required in order to obtain United States regulatory clearance, and increasing the amount of the termination fee payable by the Company if it terminated the Merger Agreement to accept a superior proposal to 4.25% of the equity value of the transaction.

On June 28, 2024, representatives of Fenwick discussed the revised draft of the Merger Agreement with representatives of the Company’s senior management and Centerview.

Also on June 28, 2024, Dr. Rogers, Dr. Lippa and Mr. Pelta met with representatives of Lilly and discussed the Company’s preclinical pipeline.

Between June 28, 2024 and July 2, 2024, members of the Company’s management held various diligence calls with representatives of Lilly, including with respect to information technology, intellectual property and contract matters, certain of which were attended by representatives of Fenwick.

On June 29, 2024, representatives of Fenwick and Kirkland discussed certain issues in the Merger Agreement, and, following that discussion, Fenwick sent Kirkland revised drafts of the Merger Agreement and Tender and Support Agreement. The revised draft of the Merger Agreement, among other things, made revisions to the definition of “Company Material Adverse Effect” and decreased the amount of the termination fee payable by the Company if it terminated the Merger Agreement to accept a superior proposal to 3.0% of the equity value of the transaction.

On June 30, 2024, Fenwick provided Kirkland with a draft of the disclosure schedules to the Merger Agreement, and, from July 1, 2024 through July 6, 2024, representatives of Fenwick and Kirkland exchanged revised drafts of these disclosure schedules.

On July 1, 2024, representatives of Fenwick and Kirkland discussed unresolved issues in the Merger Agreement. Following this discussion, on July 1, 2024, Kirkland sent to Fenwick a revised draft of the Merger Agreement which, among other terms, provided for a termination fee equal to 4.0% of the equity value of the transaction.

On July 2, 2024, representatives of Fenwick and Kirkland again discussed the remaining unresolved issues in the Merger Agreement, and Fenwick sent to Kirkland a further revised draft of the Merger Agreement, which, among other terms, provided for a termination fee equal to 3.3% of the equity value of the transaction.

On July 3, 2024, representatives of Fenwick and Kirkland discussed the remaining unresolved issues in the Merger Agreement, and thereafter Fenwick provided Kirkland with a revised draft of the Merger Agreement that reflected the resolution of these issues, including, among other terms, a termination fee equal to $118.00 million (representing approximately 3.7% of the equity value of the transaction).

Also on July 3, 2024, representatives of the Company received a letter from Centerview disclosing its relationships with Lilly and its affiliates.

On July 4, 2024, the Board authorized the Company’s execution of engagement agreements with Centerview to serve as the Company’s financial advisor, and with Evercore to serve as the Company’s advisor, on the terms presented to the Board, and on July 5, 2024, the Company entered into separate engagement agreements with Centerview and Evercore, respectively.

On July 5, 2024, Evercore provided the Company with a letter disclosing its relationships with Lilly, a copy of which was distributed to the members of the Board.

On July 7, 2024, the Board held a meeting, with members of the Company’s senior management and representatives of Centerview and Fenwick present. The Company’s management and representatives of Centerview discussed Lilly’s completion of its due diligence over the preceding week. Representatives of Fenwick discussed the fiduciary duties of the Board in considering the Transactions, and reviewed the terms of the Merger Agreement, the final execution version of which (together with the final versions of the Disclosure Schedules and the Tender and Support Agreements) had been previously distributed to the members of the Board, including the transaction structure, closing conditions, definition of “Company Material Adverse Effect,” fiduciary “deal protection” provisions, including the Company’s ability to respond to an unsolicited superior proposal and terminate the Merger Agreement to accept a superior proposal, the size of the termination fee payable by the Company if it terminated the Merger Agreement to accept a superior proposal, regulatory provisions, provisions regarding employees, and interim operating covenants. The Board formally approved the use by Centerview of the Projections for purposes of its financial analysis of the Merger. The Board then discussed the Transactions and noted that the Offer Price and Merger Consideration represented a 79% premium to the trading price at which the Shares closed on July 5, 2024 and an 87% premium to the 30-day VWAP of the Shares as of July 5, 2024. A representative of Fenwick noted that Centerview had provided the Company with a letter disclosing its relationships with Lilly and its affiliates, a copy of which had been distributed to the members of the Board, and which indicated that since January 1, 2022, Centerview had not been engaged on a fee-paying basis to provide financial advisory services to Lilly. Representatives of Centerview then reviewed with the Board its financial analysis of the Offer Price and Merger Consideration, and rendered to the Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the Offer Price and the Merger Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement were fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see the section entitled “ —Opinion of Centerview Partners LLC.” The written opinion delivered by Centerview to the Board is attached to this Schedule 14D-9 as Annex A and is incorporated herein by reference. Following additional discussion and consideration of the Merger Agreement and the Merger and the other Transactions, the Board determined that the Offer, the Merger and the other Transactions were fair to and in the best interests of the Company and its stockholders, approved and declared advisable the Merger and the execution, delivery and performance by the Company of the Merger and the consummation of the Transactions, resolved that the Merger Agreement and the Merger would be governed by and effected under Section 251(h) of the DGCL and that the Merger would be consummated as soon as practicable following the Offer Acceptance Time, and subject to the other terms and conditions of the Merger Agreement, resolved to recommend that stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer. As noted above, Dr. Nanda did not participate in this Board meeting, and the Board’s determinations and approval were otherwise unanimous.

Following the Board meeting on July 7, 2024, the Company, Lilly and Purchaser executed the Merger Agreement, and Lilly, Purchaser and each Supporting Stockholder executed the Tender and Support Agreements.

Before the opening of trading on July 8, 2024, the Company and Lilly issued a joint press release announcing the execution of the Merger Agreement and the Tender and Support Agreements.

On July 19, 2024, Purchaser commenced the Offer and the Company filed this Schedule 14D-9. As of such date, and throughout the transaction discussions between Lilly and the Company, neither Lilly nor Purchaser had any discussions with, or made any offer to, any individual Company director or officer regarding post-Closing employment with Lilly.

Reasons for the Recommendation of the Board

In recommending that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer, the Board (with the exception of Dr. Nanda, who recused herself from the meeting and all Board deliberations regarding the Transactions) considered the terms of the Offer, the Merger and the other Transactions, consulted with members of the Company’s senior management and its financial and legal advisors, and considered a number of factors, including the following (which are not necessarily presented in order of relative importance):

Financial Terms; Certainty of Value.

The Offer Price and Merger Consideration to be paid by Lilly would provide the Company’s stockholders with the opportunity to receive a significant premium over recent trading prices of the Shares, and compelling value and closing certainty. The Board considered:

•

Cash Consideration; Certainty of Value: the Offer Price and Merger Consideration to be received by the Company’s stockholders provide immediate and certain value and liquidity and do not expose them to any future risks related to the Company’s business, including risks related to clinical trials and the ability to commercialize the Company’s product candidates, or the financial markets generally;

•	Implied Premium: the relationship of the Offer Price and Merger Consideration to recent trading prices of the Shares, including the fact that the Offer Price and Merger Consideration represent:

•	a premium of approximately 79% to the closing price of $31.84 of the Company’s common stock on July 5, 2024, the last full trading day prior to the Board’s approval of the Merger Agreement;

•	a premium of approximately 87% to the VWAP of $30.45 of the shares of the Company’s common stock over the 30-trading day period ending on July 5, 2024; and

•	a premium of approximately 27% to the $45.00 public offering price per share of the Company’s common stock in the Company’s most recent equity financing, which offering closed on May 5, 2023.

•

Highest Value Reasonably Obtainable: the fact that the other parties that had been contacted with respect to a potential acquisition of the Company did not express a desire to pursue such a transaction, the Board’s conclusion that it was not likely that any other party the Board had considered with respect to a potential acquisition of the Company would have the desire and ability to pursue such a transaction and the Board’s belief, in view of the discussions and negotiations with Lilly, that Lilly was unlikely to increase its offer above the Offer Price;

•

Familiarity with the Business:  the Board’s familiarity with the business, operations, prospects, strategic and short- and long-term operating plans, assets, liabilities and financial condition of the Company, including the Company’s potential for, and risks and uncertainties relating to, future growth and value creation; and

•

Centerview Analysis and Fairness Opinion: the financial analysis of the Company and the Merger Consideration reviewed by Centerview with the Board as well as the oral opinion of Centerview rendered to the Board on July 7, 2024, which was subsequently confirmed by delivery of a written opinion dated such date, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price and Merger

Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement were fair, from a financial point of view, to such holders, as more fully described below under the caption “—Opinion of Centerview Partners LLC.” The full text of Centerview’s written opinion, dated July 7, 2024, which set forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken in preparing the opinion is attached to this Schedule 14D-9 as Annex A and is incorporated herein by reference.

Prospects of the Company

The Board considered the Company’s current and historical business, financial condition, results of operations, competitive position, strategic alternatives and financial prospects, as well as the Company’s long-term business plan and prospects if it were to remain an independent public company, including:

•	the risks faced by the Company as an independent public company, including:

•

Risks Related to the Company’s Product Candidates: the status, early stage of development and prospects for the Company’s current product candidates, including MORF-057, which is in Phase 2 clinical trials and has not yet been approved for marketing by the U.S. Food and Drug Administration (the “FDA”), and the risk that adverse events or developments may occur in the clinical trials of MORF-057 that would require the Company to delay or terminate further clinical activity, or that the Company’s clinical trials may otherwise take longer than expected or may be unsuccessful, and the risk that the FDA may ultimately not approve a New Drug Application for MORF-057 or any of the Company’s other current product candidates, and the risks associated with the commercialization of MORF-057 and the Company’s other current product candidates.

•

Cost of and Need for Additional Capital: the Company’s financial position, anticipated operating expenses and the need to raise substantial additional capital to fund development of its product candidates through later-stage clinical trials and potential commercialization and to continue operating its business, and the financial constraints on the Company’s ability to pursue these activities if such financing were not available. The Board also considered the risk that equity or debt capital may not be available on acceptable terms, if at all, and considered the uncertain cost of that capital and the substantial dilution that could result to the Company’s existing stockholders from equity financing.

•

The Company’s Current Investigational Pipeline: the status of and prospects for the Company’s current investigational pipeline of programs that are not yet in clinical trials, the potential cost of these programs and the fact that these early-stage pipeline programs may not result in product candidates, that any clinical trials of these pipeline programs may not be successful, and that the FDA may not approve any of such resulting product candidates.

•

Competitive Risks: the Company’s competitive position in the biopharmaceutical industry and competitive risks, including potential future competition from larger and better funded companies that have competitive advantages from their broader commercial scope and economies of scale in pricing. The Board also considered the competitive landscape for its product candidates, including MORF-057, and that there are a number of FDA-approved commercial products in the U.S. available for treatment of inflammatory bowel disease (“IBD”) and a number of other oral α4b7 therapies and therapies with different mechanisms of action in development for the treatment of, including late-stage product candidates that may achieve regulatory approval and be commercialized by companies substantially larger than the Company prior to the potential approval by the FDA of any of the Company’s product candidates.

•

Employee Retention and Hiring: the Company’s need to retain its senior management and employees, and the Company’s need to recruit, retain and motivate qualified executives and other key employees amid intense hiring competition for such qualified individuals, including from larger competitors, and the cash impact of competitive compensation packages and dilution resulting from equity-based incentive compensation.

•

the Board’s belief, after a comprehensive exploration of the above considerations, that the consummation of the Offer, the Merger and the other Transactions represents the Company’s best reasonably available alternative for maximizing stockholder value.

Strategic Alternatives

The Board considered the other strategic alternatives available to the Company, including the following, and determined that the Offer, the Merger and the other Transactions constituted a more attractive alternative:

•

the alternative of remaining an independent company, including consideration of the Projections (as more fully described in the section entitled “—Certain Unaudited Prospective Financial Information of the Company”) and the Company’s ability to raise equity capital to support its development as an independent company;

•

the possibility of other parties making an offer to acquire the Company, including the timing and likelihood of such an offer, and the terms of the Merger Agreement allowing the Company to terminate the Merger Agreement to enter into an alternative transaction as described below; and

•

the fact that the Company, together with Centerview at the Company’s direction, contacted the two other pharmaceutical companies, Company A and Company B (in addition to Lilly), that the Company believed were the most likely parties to be interested in an acquisition of the Company based on their product strategies and their perceived ability to effect such a transaction, each of which declined to pursue an acquisition of the Company at this time.

Speed and Likelihood of Consummation

The Board considered the likelihood that the Offer, the Merger and the other Transactions would be consummated in a timely manner, including the following:

•

the Transaction is structured as a two-step transaction under Section 251(h) of the DGCL, potentially enabling the Company’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame, followed promptly by the Merger, in which the Company’s stockholders who do not tender in the Offer will receive the same price per Share as is paid in the Offer, and that such relatively short time frame would be expected to reduce the uncertainty and potential disruption to the Company’s business pending the closing of the Merger;

•

the likelihood that the Offer, the Merger and the other Transactions would be consummated in a timely manner as a result of a number of factors, including (i) the Offer Price as compared to recent trading prices of the Shares, and the certainty of value to the Company’s stockholders presented by the Offer; (ii) the business reputation and significant financial resources of Lilly; (iii) the track record of Lilly in completing acquisition transactions; (iv) the fact that the Offer is not subject to any financing condition; (v) the nature of the conditions to the Offer and the Merger, including with respect to the definition of “Company Material Adverse Effect” in the Merger Agreement, providing a high degree of likelihood that the Offer and the Merger will be consummated; and (vi) the Company’s ability to specifically enforce the obligations of Lilly under the Merger Agreement, including its obligations to consummate the Offer and the Merger, and the Company’s ability to seek damages upon any Willful Breach (as defined in the Merger Agreement) by Lilly or Purchaser of the Merger Agreement; and

•

the Board’s belief, following consultation with its legal advisors, that the Offer, the Merger and the other Transactions presented a limited risk of not achieving regulatory clearance or having a substantial delay in the consummation of the Merger due to regulatory review.

Merger Agreement Terms

The Board considered the terms in the Merger Agreement, including:

•

the fact that, although the Company is prohibited from soliciting any acquisition proposal, the Merger Agreement permits the Board, subject to compliance with certain procedural requirements (including that the Board determine, in good faith, after consultation with its financial advisor and outside legal counsel, that an unsolicited acquisition proposal constitutes, or could reasonably be expected to lead to, a “superior proposal” and, after consultation with outside counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Board under applicable law), (i) to furnish information with respect to the Company to a person making such unsolicited acquisition proposal and (ii) to participate in discussions or negotiations with the person making such unsolicited acquisition proposal;

•

the Company’s ability to terminate the Merger Agreement in order to enter into an alternative transaction that the Board determines to be a “superior proposal,” subject to certain conditions set forth in the Merger Agreement (including the right of Lilly to have an opportunity to revise the terms of the Merger Agreement) and the Company’s obligation to pay the termination fee of $118.00 million, which is equal to approximately 3.7% of the equity value of the transaction;

•

the Company’s ability to take certain actions in response to an “intervening event”, including withdrawing, modifying or qualifying its recommendation to the Company’s stockholders concerning the Offer and the Merger; and

•

the Board’s belief, after discussion with its advisors, that the termination fee of $118.00 million was reasonable in light of the negotiation process that led to the execution of the Merger Agreement, as well as the terms of the Merger Agreement itself, and was necessary to induce Lilly to enter into the Merger Agreement. The Board believed that the termination fee would not likely deter or preclude another party with a strategic interest in the Company and financial resources sufficient to consummate an alternative acquisition transaction with the Company, were one to exist, from making a competing proposal for the Company and would likely only be required to be paid in the event that the Board entered into a transaction more financially favorable to the Company’s stockholders than the Offer.

General Matters

The Board considered a number of other factors related to the Offer, the Merger and the other Transactions, including:

•

the availability of statutory appraisal rights under the DGCL for the holders of Shares who do not tender their Shares pursuant to the Offer and otherwise comply with all required procedures under the DGCL;

•

the fact that resolutions approving the Merger Agreement were approved by the Board, which is comprised of a majority of independent directors who are neither affiliated with Lilly (with the exception of Dr. Nanda, who recused herself from the meeting and all Board deliberations on the Transactions) nor employees of the Company, and which retained and received advice from Fenwick and Centerview in evaluating, negotiating and recommending the terms of the Merger Agreement, and that the Board’s approval of these matters was unanimous other than such recused director;

•

the fact that each of the Supporting Stockholders, who collectively held approximately 20.5% of the outstanding Shares as of July 3, 2024, support the transaction with Lilly and agreed to enter into a Tender and Support Agreement after arms-length negotiation; and

•

the requirement that the Merger will only occur if the holders of a majority of Shares tender their Shares pursuant to the Offer, providing the Company’s stockholders with the ability to approve or disapprove of the Merger.

The Board also considered a number of uncertainties, risks and potentially negative factors in its deliberations concerning the Offer, the Merger and the other Transactions, including the following non-exhaustive list of material reasons (not in any relative order of importance):

•

the fact that the Offer Price and Merger Consideration, while providing relative certainty of value with respect to the closing consideration, would not allow the Company’s stockholders to participate in the possible increases in company value that might occur following the completion of the Transactions, including due to positive outcomes the Company’s clinical trials for MORF-057 and other research and development programs, future FDA approval of one or more of the Company’s product candidates, and potential sales and revenues from sales of such product candidates, which could result, if the Company had remained independent, in future prices for the Shares in excess of the Offer Price and Merger Consideration;

•

the non-solicitation provisions of the Merger Agreement that restrict the Company’s ability to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding a proposal to acquire the Company, and the fact that, upon termination of the Merger Agreement under certain specified circumstances, the Company will be required to pay a termination fee of $118.00 million, which could have the effect of discouraging alternative proposals for a business combination with the Company or adversely affect the valuation that might be proposed by a third party;

•

the costs involved in connection with entering into and completing the Offer, the Merger and the other Transactions, the time and effort of the Company’s management and certain other employees required to complete the Offer, the Merger and the other Transactions, and the related disruptions or potential disruptions to the Company’s business operations and future prospects, including its relationships with its employees, suppliers and partners and others that do business or may do business in the future with the Company;

•

the terms of the Merger Agreement, including the operational restrictions imposed on the Company between signing and closing (which may delay or prevent the Company from undertaking business opportunities that may arise pending the completion of the Transactions or any other actions the Company would otherwise take with respect to the operations of the Company absent the pending Transactions);

•	the potential stockholder and other lawsuits that may be filed in connection with the Merger Agreement and the contemplated Offer, Merger and other Transactions;

•

the fact that all conditions to the parties’ obligations to complete the Offer or the Merger must be satisfied or waived, including that the completion of the Offer is conditioned on the satisfaction of the Minimum Tender Condition, which cannot be waived without the prior written consent of the Company;

•	the fact that the payment of consideration pursuant to the Offer and the Merger would generally be taxable to the Company’s stockholders that are U.S. holders for U.S. federal income tax purposes; and

•	the risk that the proposed Offer and Merger might not be completed and the effect of a resulting public announcement of the termination of the Merger Agreement on:

•

the market price of the Shares, which could be adversely affected by many factors, including (i) the reason the Merger Agreement was terminated and whether such termination results from factors adversely affecting the Company; (ii) the possibility that the marketplace would thereafter consider the Company to be an unattractive acquisition candidate; and (iii) the possible sale of the Shares by short-term investors following the announcement of termination of the Merger Agreement;

•

the Company’s operating results, particularly in light of the costs incurred in connection with the Offer, the Merger and the other Transactions, including the potential requirement to pay a termination fee;

•	the ability to attract and retain key personnel and other employees; and

•	the relationships with the Company’s employees, suppliers, partners and others that do business or may do business in the future with the Company.

During its consideration of the Merger Agreement, the Offer, the Merger and the other Transactions, the Board also was aware of the fact that some of the Company’s directors and executive officers (including Dr. Nanda) have interests in the Transactions that differ from or are additive to their interests as those of the Company’s stockholders generally, which interests are described in the section entitled “—Arrangements with Current Executive Officers and Directors of the Company.”

The foregoing discussion is not meant to be exhaustive, but summarizes the material factors considered by the Board in its consideration of the Merger Agreement, the Offer, Merger and the other Transactions. After considering these and other factors, the Board concluded that the potential benefits of the Merger Agreement, the Offer, Merger and the other Transactions outweighed the uncertainties and risks. In view of the variety of factors considered by the Board and the complexity of these factors, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the foregoing factors in reaching its determination and recommendations. Moreover, each member of the Board applied his or her own personal business judgment to the process and may have assigned different weights to different factors. The Board unanimously (with the exception of Dr. Nanda, who recused herself from the meeting and all Board deliberations on the Transactions) approved the Merger Agreement, the Offer, the Merger and the other Transactions, and recommended that the Company’s stockholders tender their Shares pursuant to the Offer.

This explanation of the Board’s reasons for recommending the adoption of the Merger Agreement and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors described in the section of this Schedule 14D-9 entitled “—Forward-Looking Statements.”

Executive Officer and Director Arrangements Following the Merger

As of July 7, 2024 and as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into, or committed to enter into, any arrangements or other understandings with Lilly, Purchaser or their respective affiliates regarding continued service with the Surviving Corporation or any of its subsidiaries from and after the Effective Time. It is possible that Lilly, Purchaser or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future.

Opinion of the Company’s Financial Advisor

Opinion of Centerview Partners LLC

The Company retained Centerview as financial advisor to the Board in connection with the Transactions. In connection with this engagement, the Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than (i) Shares held by the Company or any of its wholly owned subsidiaries immediately prior to the Effective Time, Lilly or any of its subsidiaries, or Purchaser immediately prior to the Effective Time and (ii) any Appraisal Shares (as defined in the Merger Agreement), the Shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company or Lilly, collectively, “Excluded Shares”) of the Offer Price and the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. On July 7, 2024, Centerview rendered to the Board its oral opinion, which was subsequently confirmed in a written opinion, dated July 7, 2024, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price and the Merger Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement were fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated July 7, 2024, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of Centerview’s written opinion attached as Annex A to this Schedule 14D-9. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Board (each director of the Company acting in his or her capacity as director and not in any other capacity) in connection with and for purposes of the Board’s consideration of the Transactions, and Centerview’s opinion only addressed the fairness, from a financial point of view, as of July 7, 2024, to the holders of Shares (other than Excluded Shares) of the Offer Price and the Merger Consideration to be paid to such stockholders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of the Company as to whether or not such stockholder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement, dated July 3, 2024, referred to in this summary of Centerview’s opinion as the “Draft Merger Agreement”;

•	Annual Reports on Form 10-K of the Company for the years ended December 31, 2023, December 31, 2022 and December 31, 2021;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain publicly available research analyst reports for the Company;

•	certain other communications from the Company to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Projections,” and which are summarized in the section entitled “—Certain Unaudited Prospective Financial Information of the Company”, and all of the foregoing are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data and conducted such financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company’s direction, that the Internal Data (including, without limitation, the Projections) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at the Company’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, the Company’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of Shares (other than Excluded Shares) of the Offer Price and the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transactions, whether relative to the Offer Price and the Merger Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such stockholder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Board in connection with Centerview’s opinion, dated July 7, 2024. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of the Company. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transactions. None of the Company, Lilly, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 5, 2024 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions.

Centerview performed a discounted cash flow analysis of the Company based on the Projections. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of equity values for Shares by (a) discounting to present value as of June 30, 2024 using discount rates ranging from 13.0% to 15.0% (based on Centerview’s analysis of the Company’s weighted average cost of capital using the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in its professional judgment and experience and taking into account certain metrics including yields for U.S. treasury notes, levered and unlevered betas for comparable group companies, market risk and size premia) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on July 1, 2024 and ending on December 31, 2047, utilized by Centerview based on the Projections, (ii) an implied terminal value of the Company, calculated by Centerview by assuming that the Company’s unlevered free cash flows set forth in the Projections (and described under the section entitled “—Certain Unaudited Prospective Financial Information of the Company”) would decline in perpetuity after December 31, 2047 at a rate of free cash flow decline of 60% year over year, as directed by the Company’s management and (iii) tax savings from usage of the Company’s federal net operating losses and research and development tax credits of $219 million as of December 31, 2023 and future losses offsetting up to 80% of taxable income, as provided by the Company’s management; and (b) adding to the foregoing results (A) the Company’s estimated cash of $628 million and no debt as of June 30, 2024, as provided by the Company’s management, and (B) the net present value of the estimated cost of an assumed $400 million equity raise in 2025 and an assumed $400 million equity raise in 2029, as set forth in the Projections. Centerview divided the result of the foregoing calculations by the number of fully diluted outstanding Shares (calculated based on approximately 50.10 million basic shares outstanding and the dilutive impact under the treasury stock method of approximately 7.55 million options outstanding with a weighted average exercise price of $28.18 per share and 2.02 million restricted stock units outstanding) as of July 3, 2024, as set forth in the Internal Data, resulting in a range of implied equity values per Share of $37.50 to $47.60, rounded to the nearest $0.05. Centerview then compared the results of the above analysis to the Offer Price and the Merger Consideration of $57.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Factors

Centerview noted for the Board certain additional factors solely for reference and informational purposes, including, among other things, the following:

•

Historical Stock Trading Price Analysis. Centerview reviewed historical closing trading prices of Shares during the 52-week period ended July 5, 2024 (the last trading day before the public announcement of the Transactions), which reflected low and high stock closing prices for the Company during such period of $19.95 to $59.42 per Share.

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for Shares in publicly available Wall Street research analyst reports as of July 5, 2024, which indicated low and high stock price targets for the Company ranging from $30.00 to $70.00 per Share.

•	Precedent Premiums Paid Analysis. Centerview performed an analysis of premiums paid in selected transactions involving publicly traded biopharmaceutical companies since 2019 that Centerview, based on its experience and judgment as a financial advisor, deemed relevant to consider in relation to the Company and the Transactions, for which premium data was available. The premia in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a premia reference range of 40% to 75% to the Company’s closing stock price on July 5, 2024 (the last trading day before the public announcement of the Transactions) of $31.84, which resulted in an implied price range of approximately $44.60 to $55.70 per Share, rounded to the nearest $0.05.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Board in its evaluation of the Transactions described under the section entitled “—Background of the Merger Agreement.” Consequently, the analyses described above should not be viewed as determinative of the views of the Board or management of the Company with respect to the Offer Price and the Merger Consideration or as to whether the Board would have been willing to determine that a different consideration was fair. The Merger Consideration for the Transactions was determined through arm’s-length negotiations between the Company and Lilly and was approved by the Board. Centerview provided advice to the Company during these negotiations. Centerview did not, however, recommend any specific amount of consideration to the Company or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion on July 7, 2024, except for Centerview’s current engagement in connection with the Transactions, Centerview had not been engaged to provide financial advisory or other services to the Company, and Centerview did not receive any compensation from the Company during such period. In the two years prior to the date of its written opinion on July 7, 2024, Centerview had not been engaged to provide financial advisory or other services to Lilly or Purchaser, and Centerview did not receive any compensation from Lilly or Purchaser during such period. Centerview may provide financial advisory and other services to or with respect to the Company or Lilly or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Lilly, or any of their respective affiliates, or any other party that may be involved in the Transactions.

The Board selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s reputation and experience in the life sciences industry, its expertise and qualifications in transactions of this nature and its familiarity with the Company. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as the financial advisor to the Board, the Company has agreed to pay Centerview an aggregate fee of approximately $62 million, $1.5 million of which was payable upon the rendering of Centerview’s opinion and approximately $60.5 million of which is payable contingent upon consummation of the Merger. In addition, the Company has agreed to reimburse certain of Centerview’s expenses and to indemnify Centerview against certain liabilities that may arise out of Centerview’s engagement.

Certain Unaudited Prospective Financial Information of the Company

The Company does not, as a matter of course, publicly disclose long-term projections or internal projections of its future financial performance, revenues, earnings, financial condition or other results given, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with the Board’s evaluation of the Transactions and for purposes of the Company’s strategic planning as described under the section entitled “—Background of the Merger Agreement,” the Projections were prepared by the Company’s management and provided to the Board.

The Projections were based upon certain financial, operating and commercial assumptions developed solely using the information available to the Company’s management at the time the Projections were created. In preparing the Projections, the Company’s management assumed (i) that the Company pursues the development and commercialization within the United States of MORF-057 for the treatment of ulcerative colitis and Crohn’s disease and the Company pursues the development and commercialization of the Company’s preclinical programs globally (financing this with the proceeds of equity financings in each of 2025 and 2029, each raising an aggregate of approximately $400.00 million in proceeds, through profitability); (ii) that the Company receives revenue from potential future partnerships for the development and commercialization of MORF-057 outside of the United States; and (iii) that the Company does not incur any material development, regulatory, manufacturing or sales or marketing costs associated with any such products or product development programs. The probability of success attributed to all indications for each product candidate in the Projections and the corresponding anticipated product candidate launch timelines are based on the Company’s management’s assumptions.

The Projections were not prepared with a view to public disclosure or toward compliance with generally accepted accounting principles as applied in the United States (“GAAP”), the published guidelines of the SEC regarding projections and forward-looking statements or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Furthermore, the Company’s independent registered public accounting firm has not examined, reviewed, compiled or otherwise performed any procedures with respect to the Projections, and accordingly assumes no responsibility for, and expresses no opinion or other form of assurance on, the Projections. By including the Projections in this Schedule 14D-9, neither the Company nor any of its affiliates, officers, directors, advisors or other representatives, including Centerview, has made or makes any representation to any person regarding the information included in the Projections or the ultimate performance of the Company or any of its affiliates compared to the information contained in the Projections. The Company has not made and makes no representation to Lilly, Purchaser, in the Merger Agreement or otherwise, or to any holders of Shares, in this Schedule 14D-9 or otherwise, concerning the Projections or regarding the Company’s actual performance compared to the Projections or that the Projections will be achieved.

The Projections are forward-looking statements. Forecasting the future cash flows associated with the development and commercialization of products in the clinical and early commercialization stages is a highly speculative endeavor. Although the Projections are presented with numerical specificity, the Projections reflect numerous variables, assumptions and estimates as to future events, including assumptions and estimates relating to the Company’s ability to raise substantial amounts of capital in equity financing transactions in order to advance the development and commercialization of its product candidates and to continue operating its business; the probability of success of the Company’s current and future clinical trials, or those of any collaborators, and FDA approval of the Company’s product candidates and the timing of clinical trials, regulatory approval and commercial launch of these products; market demand for, and pricing of, the Company’s products; market size; market share; competition; reimbursement; distribution; estimated costs and expenses; contractual relationships; ability to enter potential future collaboration or licensing agreements with third parties, and the probability of receiving related milestone payments or future royalties; ability to attract and retain key management and technical personnel; principal stockholders’ ability to control certain matters subject to stockholder approval; effective tax rate; utilization of net operating losses; and other relevant factors relating to the Company’s long-term operating plan, as well as future economic, competitive and regulatory conditions and financial market conditions, all of which are highly uncertain, difficult or impossible to predict and many of which are beyond the Company’s control. The Company’s stockholders are urged to review the Company’s SEC filings, including the “Risk Factors” section in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, for a description of risk factors with respect to the Company’s business. The Projections also reflect assumptions as to certain business decisions and general economic conditions that are subject to change. In addition, the Projections were prepared prior to the execution of the Merger Agreement and do not take into account any circumstances or events occurring after the date that they were prepared and do not give effect to the Merger or any of the Transactions, nor do they take into account the effect of any failure to complete the Merger or any of the Transactions. As a result, there can be no assurance that the Projections will be realized, and actual results may be materially better or worse than those contained in the Projections.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAW, THE COMPANY DOES NOT INTEND, AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY, TO UPDATE OR OTHERWISE REVISE OR RECONCILE THE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN THE COMPANY PREPARED THE PROJECTIONS OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS OR CHANGES IN GENERAL ECONOMIC OR INDUSTRY CONDITIONS, EVEN IN THE EVENT THAT ANY OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE SHOWN NOT TO BE APPROPRIATE. THE PROJECTIONS COVER MULTIPLE YEARS AND THEREFORE BY THEIR NATURE THEY BECOME LESS PREDICTIVE WITH EACH SUCCESSIVE YEAR.

In light of the foregoing factors and the uncertainties inherent in the Projections, holders of Shares are cautioned not to place undue, if any, reliance on the Projections included in this Schedule 14D-9.

Certain of the measures included in the Projections are non-GAAP financial measures, including unlevered free cash flow, as noted below. The Company’s management included such measures in the Projections because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of the Company. In certain circumstances, including those applicable to the Projections, financial measures included in forecasts provided to a financial advisor and a board of directors in connection with a business combination transaction are excluded from the definition of “non-GAAP financial measures” under applicable SEC rules and regulations. As a result, the financial measures included in the Projections are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the Board or Centerview.

Non-GAAP financial measures should not be considered in isolation from, or as a substitute for or superior measure to, financial information presented in compliance with GAAP. The Company’s stockholders should also note that these non-GAAP financial measures presented in this Schedule 14D-9 have no standardized meaning prescribed by GAAP, and therefore have limits in their usefulness. Because of the non-standardized definitions, the non-GAAP financial measures as used by the Company in this Schedule 14D-9 and the accompanying footnotes may be calculated differently from, and therefore may not be comparable to, similarly titled amounts used by other companies. Unlevered free cash flow should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity. The Projections are not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but instead because the Projections were provided to the Board and to Centerview to evaluate the Transactions.

The following table presents a summary of the risk-adjusted management Projections (dollars in millions):

	Fiscal Year Ending December 31,
	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E	2046E	2047E
Total Net Revenue(1)	—	$150	—	$23	—	—	$256	$378	$591	$1,080	$1,403	$1,952	$2,194	$2,472	$2,837	$2,803	$2,853	$2,904	$2,956	$1,379	$709	$412	$188	$77
Gross Profit(2)	—	$150	—	$23	—	—	$243	$353	$552	$1,016	$1,311	$1,830	$2,052	$2,313	$2,661	$2,623	$2,670	$2,718	$2,766	$1,307	$672	$390	$178	$73
R&D Expenses(3)	($192)	($192)	($201)	($214)	($192)	($157)	($146)	($154)	($137)	($106)	($92)	($81)	($74)	($72)	($73)	($76)	($79)	($83)	($87)	($26)	($10)	($5)	($2)	($1)
S&M Expenses(4)	—	—	—	($1)	($18)	($47)	($108)	($111)	($116)	($122)	($134)	($151)	($171)	($187)	($200)	($206)	($211)	($192)	($177)	($113)	($71)	($49)	($24)	($10)
G&A Expenses	($47)	($52)	($50)	($50)	($50)	($51)	($51)	($56)	($58)	($61)	($59)	($59)	($53)	($52)	($54)	($58)	($62)	($67)	($72)	($36)	($19)	($12)	($6)	($4)
EBIT(5)	($239)	($93)	($251)	($242)	($260)	($255)	($62)	$32	$241	$727	$1,026	$1,539	$1,754	$2,002	$2,334	$2,283	$2,318	$2,376	$2,431	$1,132	$572	$324	$145	$59
Unlevered Free Cash Flow(6)	($239)	($100)	($258)	($249)	($267)	($262)	($80)	$7	$170	$537	$771	$1,169	$1,357	$1,555	$1,818	$1,798	$1,826	$1,872	$1,916	$1,037	$519	$286	$137	$58

(1)	“Total Net Revenue,” as presented herein, reflects net revenue associated with product sales as well as potential future royalty, upfront and milestone payments.
(2)	“Gross Profit,” as presented herein, reflects Total Net Revenue less the associated cost of sales, including outbound royalty payments.
(3)	“R&D Expenses,” as presented herein, reflects expenses relating to the research and development of MORF-057, the Company’s preclinical programs and research and development-related overhead costs.
(4)	“S&M Expenses,” as presented herein, reflects expenses relating to the sale and marketing of MORF-057 and any products resulting from the Company’s preclinical programs.
(5)	“EBIT” means earnings before interest expenses and taxes, and, as presented herein, reflects Gross Profit less total operating expenses.
(6)

“Unlevered Free Cash Flow,” as presented herein, represents EBIT, less (i) tax expense (assuming a tax rate of 21% per the Company’s management and excluding the impact of net operating losses), (ii) capital expenditures and (iii) change in net working capital, and plus depreciation and amortization.

Intent to Tender

To the knowledge of the Company, each executive officer and director of the Company currently intends to tender all of his or her Shares in the Offer. Each of (i) Timothy Springer, Chafen Lu, Springer-Lu Family 2004 Irrevocable Trust dated March 29, 2004 FBO – Kayla, Springer-Lu Family 2004 Irrevocable Trust dated March 29, 2004 FBO – Minerva and TAS Partners LLC, (ii) Praveen Tipirneni and The Praveen Tipirneni Irrevocable Trust of 2019 and (iii) Amir Nashat, Polaris Partners VII, L.P. and Polaris Entrepreneurs Fund VII, L.P has entered into a Tender and Support Agreement concurrently with the execution of the Merger Agreement, as described in the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Relationship with Lilly and Purchaser—Tender and Support Agreements,” pursuant to which they agreed to tender their respective Shares.

Item 5. Persons/Assets Retained, Employed, Compensated or Used

Pursuant to Centerview’s engagement letter with the Company, the Company retained Centerview as its financial advisor in connection with the Offer and the Merger and to render Centerview’s opinion to the Board. Centerview’s opinion to the Board does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter. In connection with Centerview’s services as the financial advisor to the Board, the Company has agreed to pay Centerview an aggregate fee of approximately $62 million, $1.5 million of which was payable upon the rendering of Centerview’s opinion and approximately $60.5 million of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Centerview’s expenses, and to indemnify Centerview against certain liabilities, that may arise out of Centerview’s engagement. Additional information related to Centerview’s retention as the Company’s financial advisor is set forth under the sections entitled “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation—Background of the Merger Agreement” and “—Opinion of the Company’s Financial Advisor” and is hereby incorporated herein by reference.

Pursuant to Evercore’s engagement letter with the Company, the Company retained Evercore as a financial advisor in connection with the Offer and the Merger. In connection with Evercore’s services as an advisor to the

Board, the Company has agreed to pay Evercore a fee of $2 million, which will be paid subject to, and promptly upon, consummation of the Transactions. Additional information related to Evercore’s retention as an advisor to the Company is set forth under the section entitled “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation—Background of the Merger Agreement” and is hereby incorporated herein by reference.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Transactions or related matters, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company

No transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9 except as follows:

Name of Person	Transaction Date	Number of Shares	Price Per Share($)		Nature of Transaction
Bruce Rogers, Ph.D.	07/08/2024	20,000	55.791	(1)	Sale of Shares pursuant to 10b5-1 trading plan
Marc Schegerin, M.D.	07/08/2024	43,936	55.80		Sale of Shares pursuant to 10b5-1 trading plan
Praveen P. Tipirneni, M.D.	07/08/2024	21,582	55.7907	(1)	Sale of Shares pursuant to 10b5-1 trading plan
Robert E. Farrell, Jr.	07/08/2024	30,272	55.80		Sale of Shares pursuant to 10b5-1 trading plan
William D. DeVaul, Esq.	07/08/2024	10,000	55.7907	(1)	Sale of Shares pursuant to 10b5-1 trading plan
Norbert Bischofberger, Ph.D.	06/04/2024	23,168	30.52		Annual grant of Shares to non-employee directors
Joseph P. Slattery, CPA	06/04/2024	23,168	30.52		Annual grant of Shares to non-employee directors
Timothy A. Springer, Ph.D.	06/04/2024	23,168	30.52		Annual grant of Shares to non-employee directors
Gustav Christensen	06/04/2024	23,168	30.52		Annual grant of Shares to non-employee directors
Susannah Gray	06/04/2024	23,168	30.52		Annual grant of Shares to non-employee directors
Amir Nashat	06/04/2024	23,168	30.52		Annual grant of Shares to non-employee directors
Nisha Nanda, Ph.D.	06/04/2024	23,168	30.52		Annual grant of Shares to non-employee directors
Martin Edwards	06/04/2024	23,168	30.52		Annual grant of Shares to non-employee directors

(1)	Represents a weighted average price.

Item 7. Purposes of the Transactions and Plans or Proposals

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, resolutions of the Board, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information

The information contained in all of the exhibits to this Schedule 14D-9 referred to in Item 9 below is incorporated herein by reference in its entirety.

The information set forth under the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company” is incorporated herein by reference.

Appraisal Rights

No appraisal rights are available in connection with the Offer, and the holders of Shares who tendered such Shares in connection with the Offer will not have appraisal rights in connection with the Merger with respect to such tendered Shares. However, if the Offer is successful and the Merger is consummated, the Company stockholders and beneficial owners immediately prior to the Effective Time who (i) did not tender their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the Expiration Time); (ii) make the demand described below; (iii) have not otherwise waived appraisal rights; and (iv) otherwise comply with the statutory requirements of Section 262 (and who do not thereafter lose their appraisal rights by withdrawal, failure to perfect or otherwise), will be entitled to seek appraisal of their Shares in connection with the Merger under Section 262 and to receive payment in cash for the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount determined to be the fair value of such Shares. These rights are known as appraisal rights under Delaware law. The “fair value” of such Shares as determined by the Delaware Court of Chancery may be greater than, the same as or less than the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price). In addition, as described below, a beneficial owner who complies with the requirements of Section 262 may, in such person’s name, demand in writing an appraisal of such beneficial owner’s Shares in accordance with Section 262. The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. The following summary does not constitute any legal or other advice and does not constitute a recommendation that stockholders or beneficial owners of the Shares exercise their appraisal rights under Section 262.

Any person contemplating the exercise of such appraisal rights should carefully review the provisions of Section 262, which may be accessed without subscription or cost at the link in the preceding paragraph, particularly the procedural steps required to properly demand and perfect such rights. Failure to follow the steps required by Section 262 for demanding and perfecting appraisal rights may result in the loss of such rights. Unless otherwise expressly noted herein, all references in Section 262 and in this summary to a (i) “stockholder” are to the record holder of Shares, (ii) “beneficial owner” are to a person who is the beneficial owner of shares of Shares held either in voting trust or by a nominee on behalf of such person, and (iii) “person” are to an individual, corporation, partnership, unincorporated association or other entity.

Under Section 262, where a merger is approved pursuant to Section 251(h) of the DGCL, the corporation, before the effective date of the merger, or the surviving corporation, within 10 days after the effective date of such merger, must notify each of its stockholders who is entitled to appraisal rights of the approval of the merger and that appraisal rights are available, and must include in the notice either a copy of Section 262 or information directing the stockholders to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost. This Schedule 14D-9 constitutes the Company’s notice to the Company’s stockholders that appraisal rights are available in connection with the Merger, and the full text of Section 262 may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. In connection with the Merger, any person who wishes to exercise appraisal rights, or who wishes to preserve his, her or its right to do so, should review the following discussion and Section 262 carefully. Failure to strictly comply with the requirements of Section 262 in a timely and proper manner may result in the loss of appraisal rights under the DGCL. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal, any person wishing to exercise such appraisal rights should seek the advice of legal counsel.

A person who loses his, her or its appraisal rights will be entitled to receive the Offer Price. Persons who validly tender and do not validly withdraw Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto, but, instead, upon the terms and subject to the conditions of the Offer, will receive the Offer Price.

The statutory rights of appraisal granted by Section 262 require strict compliance with the procedures set forth in Section 262. Stockholders and beneficial owners wishing to exercise the right to seek an appraisal of their Shares must satisfy all of the following conditions:

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within the later of (i) the consummation of the Offer, which occurs when Purchaser has irrevocably accepted for payment Shares tendered into the Offer following the Expiration Time, and (ii) 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is July 19, 2024), deliver to the Company (as the Surviving Corporation) at the address indicated below a written demand for appraisal of such person’s Shares, which demand must reasonably inform the Company of the identity of the stockholder or beneficial owner and that such stockholder or beneficial owner intends thereby to demand appraisal of such stockholder’s or beneficial owner’s Shares;

•	not tender such stockholder’s or beneficial owner’s Shares in the Offer (or otherwise waive such person’s appraisal rights);

•	continuously hold of record or beneficially own, as applicable, the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 for perfecting appraisal rights thereafter.

Beneficial owners demanding appraisal must also fulfill the additional requirements of subsection n(d)(3) of Section 262.

Notwithstanding a stockholder’s or beneficial owner’s compliance with the foregoing requirements, the Delaware Court of Chancery will dismiss the appraisal proceedings as to all holders who are otherwise entitled to appraisal rights, and such holders will effectively lose their appraisal rights, unless (a) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (b) the value of the Merger Consideration for such total number of Shares entitled to appraisal rights exceeds $1 million (conditions (a) and (b) in this sentence are referred to as the “ownership threshold”).

If the Merger is consummated pursuant to Section 251(h) of the DGCL, on or within 10 days after the Effective Time (as required by Section 262(d)(2) of the DGCL), the Surviving Corporation will deliver an additional notice of the Effective Time to all holders of Shares; provided, that if such second notice is sent later than the later of the consummation of the Offer and 20 days following the sending of this notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares and any beneficial owner who has demanded appraisal under paragraph (d)(3) of Section 262. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified above will be deemed to be a waiver or a termination of appraisal rights.

Any person who has complied with the applicable requirements of Section 262 and is otherwise entitled to appraisal rights or the Surviving Corporation may file a petition in the Delaware Court of Chancery demanding a determination of the value of the Shares held by all such persons within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any petition and has no intention of doing so.

In addition, after an appraisal petition has been filed, the Delaware Court of Chancery, at a hearing to determine persons entitled to appraisal rights, will dismiss appraisal proceedings as to all persons who asserted appraisal rights unless one of the ownership thresholds is met.

Written Demand by Stockholders or Beneficial Owners

All written demands for appraisal pursuant to Section 262 should be mailed or delivered to the following address:

Morphic Holding, Inc.

35 Gatehouse Drive, A2

Waltham, MA 02451

Attn: Chief Financial Officer

The written demand for appraisal by a stockholder of record must be executed by or for the stockholder and must reasonably inform the Company of the identity of the stockholder of record, and that such stockholder intends thereby to demand appraisal of their Shares in connection with the Merger.

In addition, in the case of a written demand for appraisal made by a beneficial owner, a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s Shares in accordance with the procedures of Section 262, summarized herein, provided that (i) such beneficial owner continuously owns such Shares through the Effective Time and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of Section 262, and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock (such as a brokerage or securities account statement containing such information or a letter from the broker or other record holder of such Shares confirming such information) and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Company under Section 262 and to be set forth on the Verified List (defined below). Although not expressly required by Section 262, the Company reserves the right to take the position that it may require the submission of all information required of a beneficial owner under subsection (d)(3) of Section 262 with respect to any person sharing beneficial ownership of the Shares for which such demand is submitted. If a stockholder of record is submitting a demand with respect to Shares owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee or intermediary for one or more beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation or any person who has demanded appraisal of such person’s Shares and who otherwise has complied with Section 262 and is entitled to seek appraisal under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the Surviving Corporation in the case of a petition filed by a Company stockholder or beneficial owner, demanding a determination of the fair value of the Shares held by all such persons entitled to appraisal. If no such petition is filed within the 120-day period, appraisal rights will be lost for all persons who had previously demanded appraisal of their Shares. The Surviving Corporation is under no obligation, and has no present intention, to file a petition, and no person should assume that the Surviving Corporation will file a petition or initiate any negotiations with respect to the “fair value” of the Shares. Accordingly, any Company stockholders or beneficial owners who desire to have their Shares appraised should initiate all necessary action to perfect their appraisal rights in respect of their Shares within the time and in the manner prescribed in Section 262. The failure of a record holder or beneficial owner of the Company common stock to file such a petition within the period specified in Section 262 could nullify such person’s previous written demand for appraisal.

Within 120 days after the Effective Time, any person who has complied with the requirements of Section 262 will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares (other than any “excluded stock,” as defined in Section 251(h)(6)d of the DGCL) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which the Company has received demands for appraisal, and the aggregate number of stockholders or beneficial owners holding or owning such Shares (provided that, where a beneficial owner makes a demand on his, her or its own behalf, the record holder of such Shares will not be considered a separate stockholder holding such Shares for purposes of such aggregate number). The Surviving Corporation must send this statement to the requesting person within 10 days after receipt by the Surviving Corporation of the written request for such a statement or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

If a petition for an appraisal is duly filed by any person other than the Surviving Corporation, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Delaware Register in Chancery in which the petition was filed a duly verified list (the “Verified List”) containing the names and addresses of all persons who have demanded appraisal for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the persons shown on the Verified List at the addresses stated therein. The forms of the notices by mail and by publication will be approved by the Delaware Court of Chancery, and the costs thereof will be borne by the Surviving Corporation.

After such notice to the persons shown on the Verified List as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those persons who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require persons who have demanded an appraisal for their Shares and who hold Shares represented by certificates (if any) to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any person fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such person. In addition, assuming the Shares remained listed on a national securities exchange immediately prior to the Effective Time of the Merger, the Delaware Court of Chancery will dismiss appraisal proceedings as to all persons who have asserted appraisal rights if neither of the ownership thresholds is met.

Determination of “Fair Value”

After the Delaware Court of Chancery determines which persons are entitled to appraisal and that at least one of the ownership thresholds described above has been satisfied as to the persons seeking appraisal rights, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the “fair value” of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the “fair value.” Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will compound quarterly and accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date the judgment is paid. However, at any time before the Delaware Court of Chancery enters judgment in the appraisal proceedings, the Surviving Corporation may pay to each person entitled to appraisal an amount in cash, in which case such interest will accrue after the time of such payment only on the sum of (i) the difference, if any, between the amount so paid by the Surviving Corporation and the “fair value” of the Shares as determined by the Delaware Court of Chancery, and (ii) interest accrued prior to the time of such voluntary payment, unless paid at that time. The Company, Lilly and Purchaser have made no determination as to whether a payment may be made if the Merger is consummated, and each of the Company and Lilly reserves the right to make such a payment, if at all, at such time as it determines to be advisable.

In determining “fair value,” the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining “fair value” in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of “fair value,” the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the Merger that throw any light on future prospects of the merged corporation. Section 262 provides that “fair value” is to be “exclusive of any element of value arising from the accomplishment or expectation of the Merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the Merger and not the product of speculation, may be considered.”

Persons considering seeking appraisal should be aware that the “fair value” of their Shares as so determined by the Delaware Court of Chancery could be more than, the same as or less than the Offer Price (which is equivalent to the Merger Consideration) if they did not seek appraisal of their Shares and that an opinion of an investment banking firm as to the fairness from a financial point of view of the Offer Price is not an opinion as to, and may not in any manner address, “fair value” under Section 262. Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of “fair value” as determined by the Delaware Court of Chancery, and persons seeking appraisal should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither the Company nor Lilly anticipates offering more than the Merger Consideration to any person exercising appraisal rights, and each of the Company and Lilly reserves the right to assert in any appraisal proceeding that, for purposes of Section 262, the “fair value” of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any person entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such person’s certificates of stock to the office of the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under Section 262.

The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each person entitled to appraisal prior to the entry of judgment in the appraisal proceeding), by the Surviving Corporation to the persons entitled thereto. Payment will be made to each such person upon such terms and conditions as the Delaware Court of Chancery may order, in the case of stockholder or beneficial owners of uncertificated stock, forthwith, and in the case of stockholders or beneficial owners of Shares represented by certificates, if any, upon the surrender to the Surviving Corporation of the certificate(s) representing such Shares. The Delaware Court of Chancery’s decree may be enforced as other decrees in the Delaware Court of Chancery may be enforced.

The costs of the appraisal proceedings (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a person whose name appears on the Verified List who participated in the proceeding and incurred expenses in connection therewith, the Delaware Court of Chancery may also order that all or a portion of such expenses, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to appraisal not dismissed pursuant to subsection (k) of Section 262 or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of Section 262. In the absence of such order, each party bears its own expenses.

From and after the Effective Time, no person who has demanded appraisal rights with respect to some or all of such person’s Shares in compliance with Section 262 will be entitled to tender such Shares, to vote such Shares or to receive payment of dividends or other distributions on such Shares, except dividends or other distributions payable to stockholders of record at a date which is prior to the Effective Time. If a person who has made a demand for an appraisal in accordance with Section 262 delivers to the Surviving Corporation a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s Shares either within 60 days after the Effective Time or thereafter with the written approval of the Company, then the right of such person to an appraisal of the Shares subject to the withdrawal will cease. Once a petition for appraisal is filed with the Delaware Court of Chancery, however, the appraisal proceeding may not be dismissed as to any person without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the court deems just, including without limitation a reservation of jurisdiction for any application to the Delaware Court of Chancery made under subsection (j) of Section 262; provided, however, that the foregoing shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.

Failure to comply strictly with all of the procedures set forth in Section 262 may result in the loss of a stockholder’s or beneficial owner’s statutory appraisal rights. If any person who demands appraisal of his, her or its Shares under Section 262 fails to perfect, or effectively loses or withdraws such person’s right to appraisal, the person’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration, without interest. Consequently, any stockholder or beneficial owner wishing to exercise appraisal rights is encouraged to consult legal counsel before attempting to exercise those rights.

This discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. The proper exercise of appraisal rights requires strict adherence to Section 262.

Anti-Takeover Statute

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (in general, a person who individually or with or through any of its affiliates or associates, owns 15% or more of a corporation’s outstanding voting stock or is an affiliate or associate of the corporation and was the owner of 15% or more of a corporation’s outstanding voting stock at any time within the three-year period immediately prior to the date of the determination as to whether such person is an interested stockholder) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved either the transaction which resulted in the interested stockholder becoming an interested stockholder or the business combination; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (A) by persons who are directors and also officers and (B) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time that such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, a person is generally deemed to own stock where such person individually, or with or through any of its affiliates or associates, (i) beneficially owns such stock, directly or indirectly, (ii) has the right to acquire such stock or to vote such stock pursuant to any agreement or understanding (subject to limited exceptions) or (iii) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (subject to limited exceptions) or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock. The Board has approved the Merger Agreement, the Offer, the Merger and the other Transactions, and the Tender and Support Agreements, for purposes of Section 203 or any other “anti-takeover,” “moratorium,” “business combination,” “fair price,” or other form of anti-takeover laws, rules or regulations of any jurisdictions and the Company believes that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are not subject to the restrictions of Section 203.

The Company is not aware of any other anti-takeover laws or regulations that are applicable to the Merger Agreement, Offer, the Merger or the Transactions and has not attempted to comply with any anti-takeover laws or regulations other than as described above. If any “anti-takeover,” “moratorium,” “business combination,” “fair price,” or other anti-takeover law becomes or is deemed to be applicable to the Company, Lilly, the Offer, the Merger or related documents (including, without limitation, the Merger Agreement) and the other Transactions, then the Company and the Board, as applicable, will grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover law inapplicable. In the event any person asserts that the anti-takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Lilly may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Lilly may not be obligated to accept for payment any Shares tendered in the Offer.

Regulatory Approvals

U.S. Antitrust Laws

Under the HSR Act and the rules and regulations promulgated thereunder, certain transactions, including Purchaser’s purchase of Shares pursuant to the Offer, cannot be consummated until, among other things, notifications have been submitted by Lilly and the Company to the Federal Trade Commission (“FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting period requirements have been satisfied.

It is a condition to Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer that the waiting period (and any extension of the waiting period) applicable to the Offer under the HSR Act shall have expired or been terminated. Under the HSR Act, the purchase of Shares in the Offer may not be undertaken until the expiration of a 15 calendar day waiting period following the filing by Lilly of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division The Company also is obligated to submit a Premerger Notification and Report Form concerning the offer with the FTC and Antitrust Division. Within the 15 calendar day waiting period, Lilly may withdraw its Premerger Notification and Report Form, and refile it within two business days to provide the FTC and the Antitrust Division an additional 15 calendar day waiting period to review the Transactions. If within the 15 calendar day waiting period either the FTC or the Antitrust Division were to issue a request for additional information and documentary material (a “Second Request”), the waiting period with respect to the Transactions would be extended until 10 calendar days following the date of substantial compliance by Lilly with that request, unless the FTC and the Antitrust Division terminated the additional waiting period before its expiration. If either the 15 calendar day or 10 calendar day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 P.M. Eastern Time of the next day that is not a Saturday, Sunday or federal holiday. The FTC and the Antitrust Division may terminate the additional 10-day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. If the HSR Act waiting period expired or was terminated, completion of the Merger would not require an additional filing under the HSR Act if Purchaser owns 50% or more of the outstanding Shares at the time of the Merger.

The FTC and the Antitrust Division may scrutinize the legality of transactions like the Offer and the Merger under the U.S. antitrust laws. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary, including seeking (i) to enjoin the purchase of Shares pursuant to the Offer, (ii) to enjoin the Merger, (iii) to require divestiture of substantial assets of the parties, or (iv) to require the parties to license, or hold separate, assets, to terminate existing relationships and contractual rights, or to take other actions or agree to other restrictions limiting the freedom of action of the parties. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. At any time before or after the consummation of the Merger, notwithstanding the termination or expiration of the applicable waiting period under the HSR Act, any state or private party may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. Neither Lilly nor the Company can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state attorney general or any other person, Purchaser may not be obligated to consummate the Offer or the Merger.

Lilly and the Company filed their respective Premerger Notification and Report Forms with the FTC and Antitrust Division on July 16, 2024.

Stockholder Approval of the Merger Not Required

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL generally provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption of the merger agreement and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the Merger. If the Minimum Tender Condition is satisfied and Purchaser accepts Shares for payment pursuant to the Offer, Purchaser will hold a sufficient number of Shares to consummate the Merger under Section 251(h) of the DGCL without submitting the adoption of the Merger Agreement to a vote of the Company’s stockholders. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Lilly, Purchaser and the Company will take all necessary and appropriate action to effect the Merger as soon as practicable without a meeting of the Company stockholders in accordance with Section 251(h) of the DGCL.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2024. Annual and Quarterly Reports filed by the Company can be obtained without charge from the SEC’s website at www.sec.gov.

Forward-Looking Statements

This Schedule 14D-9 and the materials incorporated by reference herein contain “forward-looking statements” relating to the proposed acquisition of the Company by Lilly. Such forward-looking statements include, but are not limited to, the ability of the Company and Lilly to complete the Transactions, including the parties’ ability to satisfy the conditions to the consummation of the Offer contemplated thereby and the other conditions set forth in the Merger Agreement, statements about the expected timetable for completing the transaction, the Company’s and Lilly’s beliefs and expectations, statements about the Company’s prospective performance, future plans, events, expectations, objectives and opportunities and the outlook for the Company’s business and statements about the benefits sought to be achieved by Lilly’s proposed acquisition of the Company, the potential effects of the acquisition on both the Company and Lilly, and the possibility of any termination of the Merger Agreement. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “will,” “should”, “predict”, “goal”, “strategy”, “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect,” “seek” and similar expressions and variations thereof. These words are intended to identify forward-looking statements. The Company has based these forward-looking statements on current expectations and projections about future events and trends that it believes may affect the financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs of the Company, but there can be no guarantee that such expectations and projections will prove accurate in the future.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the subsequent Merger; uncertainties as to how many of the Company’s stockholders will tender their shares in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Merger and the Offer contemplated thereby may not be satisfied or waived; the effects of disruption from the Transactions on the Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; and the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability. Moreover, the Company operates in a very competitive and rapidly changing environment, and new risks emerge from time to time. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it cannot guarantee future events, results, actions, levels of activity, performance or achievements, business and market conditions, the timing and results of any developments and whether the conditions to the closing of the proposed acquisition are satisfied on the expected timetable or at all. Additional factors that may affect the future results of Lilly and the Company are set forth in their respective filings with the SEC, including in each of Lilly’s and the Company’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. The risks described in this filing and in Lilly’s and the Company’s filings with the SEC should be carefully reviewed. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date they are made. Lilly and the Company undertake no obligation to publicly release any revisions to the forward-looking statements after the date hereof to conform these statements to actual results or revised expectations.

Item 9. Exhibits

The following Exhibits are attached hereto:

(a)(1)(A)	Offer to Purchase, dated July 19, 2024 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Summary Advertisement, as published in The Wall Street Journal on July 19, 2024 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Joint Press Release issued on July 8, 2024 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Morphic Holding, Inc. on July 8, 2024).

(a)(1)(G)	Employee Letter, dated July 8, 2024 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed with the SEC by Morphic Holding, Inc. on July 8, 2024).

(a)(1)(H)	Employee FAQ for Company Employees, dated July 8, 2024 (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C filed with the SEC by Morphic Holding, Inc. on July 8, 2024).

(a)(1)(I)	Business Partner/Vendor Letter, dated July 8, 2024 (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9C filed with the SEC by Morphic Holding, Inc. on July 8, 2024).

(a)(1)(J)	Advocacy Group/Clinical Advisor Letter, dated July 8, 2024 (incorporated by reference to Exhibit 99.5 to the Schedule 14D-9C filed with the SEC by Morphic Holding, Inc. on July 8, 2024).

(a)(1)(K)	Analyst/Investor Courtesy Letter, dated July 8, 2024 (incorporated by reference to Exhibit 99.6 to the Schedule 14D-9C filed with the SEC by Morphic Holding, Inc. on July 8, 2024).

(a)(1)(L)	LinkedIn Post, dated July 8, 2024 (incorporated by reference to Exhibit 99.7 to the Schedule 14D-9C filed with the SEC by Morphic Holding, Inc. on July 8, 2024).

(a)(5)*	Opinion of Centerview Partners LLC, dated July 7, 2024 (included as Annex A to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated July 7, 2024, by and among Eli Lilly and Company, Rainier Acquisition Corporation and Morphic Holding, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by the Company on July 8, 2024).

(e)(2)(A)	Tender and Support Agreement, dated as of July 7, 2024, by and among Eli Lilly and Company, Rainier Acquisition Corporation, Timothy Springer, Chafen Lu, Springer-Lu Family 2004 Irrevocable Trust dated March 29, 2004 FBO – Kayla, Springer-Lu Family 2004 Irrevocable Trust dated March 29, 2004 FBO – Minerva and TAS Partners LLC (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(2)(B)	Tender and Support Agreement, dated as of July 7, 2024, by and among Eli Lilly and Company, Rainier Acquisition Corporation, Praveen Tipirneni and The Praveen Tipirneni Irrevocable Trust of 2019 (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(2)(C)	Tender and Support Agreement, dated as of July 7, 2024, by and among Eli Lilly and Company, Rainier Acquisition Corporation, Amir Nashat, Polaris Partners VII, L.P. and Polaris Entrepreneurs Fund VII, L.P. (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(3)(A)	Confidentiality Agreement, dated December 30, 2020, between Eli Lilly and Company and Morphic Therapeutic, Inc. (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

(e)(3)(B)	First Amendment to Confidentiality Agreement, dated December 16, 2021, between Eli Lilly and Company and Morphic Therapeutic, Inc. (incorporated by reference to Exhibit (d)(6) to the Schedule TO).

(e)(3)(C)	Second Amendment to Confidentiality Agreement, dated December 13, 2022, between Eli Lilly and Company and Morphic Therapeutic, Inc. (incorporated by reference to Exhibit (d)(7) to the Schedule TO).

(e)(3)(D)	Third Amendment to Confidentiality Agreement, dated August 24, 2023, among Eli Lilly and Company, Morphic Therapeutic, Inc. and Morphic Holding, Inc. (incorporated by reference to Exhibit (d)(8) to the Schedule TO).

(e)(3)(E)	Fourth Amendment to Confidentiality Agreement, dated April 23, 2024, among Eli Lilly and Company, Morphic Therapeutic, Inc. and Morphic Holding, Inc. (incorporated by reference to Exhibit (d)(9) to the Schedule TO).

(e)(4)	2018 Stock Equity Incentive Plan and forms of award agreements (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1/A filed with the SEC by Morphic Holding, Inc. on June 14, 2019).

(e)(5)	Amended and Restated 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the SEC by Morphic Holding, Inc. on August 3, 2022).

(e)(6)	Form of Stock Option Award Agreement under the Amended and Restated 2019 Equity Incentive Plan (included in the 2019 Equity Incentive Plan) (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1/A filed with the SEC by Morphic Holding, Inc. on June 14, 2019).

(e)(7)	Form of Restricted Stock Unit Award Agreement under the Amended and Restated 2019 Equity Incentive Plan (included in the 2019 Equity Incentive Plan) (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1/A filed with the SEC by Morphic Holding, Inc. on June 14, 2019).

(e)(8)	2019 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1/A filed with the SEC by Morphic Holding, Inc. on June 14, 2019).

(e)(9)	2024 Equity Inducement Plan and forms of award agreements (incorporated by reference to Exhibits 10.18, 10.19 and 10.20 to the Annual Report on Form 10-K filed with the SEC by Morphic Holding, Inc. on February 22, 2024).

(e)(10)	Form of Change in Control and Severance Agreement (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K filed with the SEC by Morphic Holding, Inc. on February 24, 2022).

(e)(11)	The Company’s Restated Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q filed with the SEC by Morphic Holding, Inc. on August 3, 2023).

(e)(12)	The Company’s Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC by Morphic Holding, Inc. on February 13, 2023).

(e)(13)	Form of Indemnity Agreement entered into by and between the Company and each of its executive officers and directors (incorporated by reference to Exhibit 10.1 to the Registration Statement Amendment on Form S-1/A filed with the SEC by Morphic Holding, Inc. on June 14, 2019).

(e)(14)	Exclusivity Agreement, dated June 25, 2024, between Eli Lilly and Company and Morphic Holding, Inc. (incorporated by reference to Exhibit (d)(10) to the Schedule TO).

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Morphic Holding, Inc.

Date: July 19, 2024	By:	/s/ Praveen P. Tipirneni, M.D.
Name: Praveen P. Tipirneni, M.D.
Title: Chief Executive Officer

Annex A

Centerview Partners LLC 31 West 52nd Street New York, NY 10019 July 7, 2024

The Board of Directors

Morphic Holding, Inc.

35 Gatehouse Drive, A2

Waltham, MA 02451

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Morphic Holding, Inc., a Delaware corporation (the “Company”), of the $57.00 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) among Eli Lilly and Company, an Indiana corporation (“Parent”), Rainier Acquisition Corporation, a Delaware corporation and direct or indirect wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Agreement provides (i) for Merger Sub to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $57.00 per Share, net to the seller in cash without interest, for each Share accepted and (ii) that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Shares held by the Company or any of its wholly owned subsidiaries immediately prior to the Effective Time (as defined in the Agreement), Parent or any of its subsidiaries, or Merger Sub immediately prior to the Effective Time and (ii) any Appraisal Shares (as defined in the Agreement) (the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive $57.00 per Share in cash, without interest, (the $57.00 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company,

31 WEST 52ND STREET, 22ND FLOOR, NEW YORK, NY 10019

PHONE: (212) 380-2650 FAX: (212) 380-2651 WWW.CENTERVIEWPARTNERS.COM

NEW YORK • LONDON • PARIS • SAN FRANCISCO • MENLO PARK

The Board of Directors

Morphic Holding, Inc.

July 7, 2024

and we have not received any compensation from the Company during such period. In the past two years, we have not been engaged to provide financial advisory or other services to Parent or Merger Sub, and we have not received any compensation from Parent or Merger Sub during such period. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated July 3, 2024 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2023, December 31, 2022 and December 31, 2021; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data and conducted such financial studies and analyses and took into account such information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

The Board of Directors

Morphic Holding, Inc.

July 7, 2024

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided solely for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC

CENTERVIEW PARTNERS LLC